Form 10-K405, Exhibit 13
period 1995-12-31
BUTLER INTERNATIONAL INC /MD/
filed 1996-03-29
CIK 786765

                                                                    EXHIBIT 13.1


                                FINANCIAL INDEX
                                ---------------

                                      -8-

 Management's Discussion and Analysis of Results of Operations and Financial
                                   Condition


                                     -11-

                          Consolidated Balance Sheets


                                     -12-

                     Consolidated Statements of Operations


                                     -13-

                     Consolidated Statements of Cash Flows


                                     -14-

                Consolidated Statements of Stockholders' Equity


                                     -15-

                  Notes to Consolidated Financial Statements

                  Selected Consolidated Financial Information

MANAGEMENT'S DISCUSSION & ANALYSIS

of Results of Operations and Financial Condition


RESULTS OF OPERATIONS

   Net sales were $433.6 million for the year ended December 31,1995, an increase of $40.3 million or 10% compared with net sales of $393.3 million for the year ended December 31,1994. A net loss of $7.9 million, or $1.36 per share was recorded for 1995, compared with net income of $1.7 million, or $.25 per share for the year ended December 31,1994, and a net loss of $2.2 million, or $.50 per share for the year ended December 31,1993. The loss in 1995 was the result of charges and management actions with respect to restructuring, cost reduction, and the United Kingdom ("UK") operation, as announced in the fourth quarter. The effects of these actions have all been recorded and completed in 1995. As a result, the Company expects to be profitable throughout 1996, including the first quarter ending March 31, which is typically the weakest quarter of the year.

   Record sales were achieved as the combined operating groups, excluding the Contract Technical Services division ("CTS"), increased sales 18% in 1995. CTS's strategic focus of increasing margins and shedding lower margin business resulted in a 5% sales growth as planned. The Company expects continued sales growth in all domestic divisions in 1996, except for Project Engineering Services due to the completion of a major contract which registered annual sales of approximately $12 million, and CTS which is expected to be lower than 1995 as the group continues to improve its business mix and pricing, resulting in increased margins.

   Net sales for 1994 increased $85.6 million or 28% compared with net sales of $307.7 million for the year ended December 31, 1993. The 1994 increase was attributed to a comparable percentage increase in the number of billable employees.

   Gross margins decreased by 0.5 % to 13.1 % in 1995 as a result of international operations, and remained level at 13.6% for both 1994 and 1993. Gross margins for domestic operations improved to 13.8% in 1995, compared with 13.0% in 1994, reflecting the Company's strategy to shed low margin business and focus on increasing margins. The Company expects consolidated margins to increase in 1996 over 1995 as a direct result of improved business mix, improved pricing and lower cost of sales.

   The UK operation, which began the year with profits, ended the year by recording an operating loss of $5.4 million in the fourth quarter and $4.5 million loss for the full year. In November 1995, the Company undertook a strategic review of its entire UK operation. As a result, the Company has exited the Utility business, written down accounts receivable and work in process mainly related to Telecom and Utility work, made personnel changes including a new Telecom management team, further reduced both overhead and cost of sales, and strengthened financial controls and accounting procedures. From these actions, the UK is expected to be profitable in 1996, after an expected modest first quarter loss.

    The Company exited its Latin American operations due to economic uncertainties in Mexico and Venezuela. As a result, in the fourth quarter, the Company recorded a $1.5 million non recurring charge, which consists primarily of non-cash charges for foreign currency translation differences. The 1995 operating losses from these operations were approximately $700,000 in 1995 as compared to a profit of $100,000 in 1994.

    Selling, General and Administrative ("SG&A") expenses were 12.2% of sales in 1995 compared with 11.5% in 1994 and 11.8% in 1993. The increase was spread across the operating groups except for the CTS group which was flat year to year. The UK and corporate accounted for the largest SG&A increases. In November, the Company eliminated approximately $6.0 million of on-going annual costs. This included eliminating 95 staff positions worldwide, or 16% of the staff workforce. These reductions were made throughout all of the Company's operations and functions, affecting management, administrative and clerical positions. Senior management was consolidated and marginal offices were eliminated through consolidation or closure. In addition, marginal business units were discontinued, including Butler Quality Services, Butler Airport Services, and Butler Canada. The operating losses from these operations were $100,000 in 1995 and 1994. Non-recurring charges of $500,000 were recorded for severance costs related to management personnel eliminated in 1995.

    For the year ended December 31, 1995, interest expense was $6.5 million, compared to $4.3 million and $2.5 million for the years ended December 31, 1994 and December 31, 1993, respectively. The increase of $2.2 million in 1995 was primarily due to the increased use of the Company's credit facility. The relocation of the Company's billing, collection and certain other accounting functions from Montvale, NJ to Lake St. Louis, MO in early 1995 negatively impacted the billing and collection processes, resulting in significantly higher accounts receivable balances and contributing heavily to the $2.2 million increase in interest expense. The Company took significant actions to rectify the billing and collection processing inefficiencies resulting from the transition to Lake St. Louis. As a result, receivables have significantly improved, as reflected in a $9.2 million reduction in the Company's credit facility during the fourth quarter. From these actions and continuous improvement initiatives, the Company anticipates interest expense to decrease substantially in 1996. Sufficient reserves have been established for issues related to the relocation, including non-recurring charges of $650,000 pertaining to the move.

    At December 31, 1995, the Company had approximately $8.0 million of net future tax deductions (temporary differences) for which a tax benefit has not been recognized in the financial statements. The Company does not anticipate paying significant federal income taxes in 1996 and 1997, as a result of tax loss carryforwards and the reversal of temporary differences.

LIQUIDITY AND CAPITAL RESOURCES

    The Company's primary sources of funds are generated from operations and borrowings under its Credit Facility. (See "Financing Activities"). Availability under the Credit Facility is based upon the amount of eligible receivables. As of December 31, 1995, $40.5 million was outstanding under the Credit Facility, and an additional $5.0 million was used to collateralize letters of credit. Proceeds from the Credit Facility were used by the Company to finance its internal business growth, working capital and capital expenditures. The credit facility excludes the U.K. operation, which has its own $1.5 million facility.

    Cash and cash equivalents decreased by $1.2 million during the year ended December 31, 1995. Cash inflows amounted to $7.7 million and were made up of a decrease in working capital requirements of $6.4 million and borrowings under the Credit Facility of $1.3 million. Cash outflows amounted to $8.9 million and were used to fund the net loss before depreciation and amortization of $4.3 million, capital expenditures of $4.0 million, and other expenditures of $0.6 million.

    During the year ended December 31, 1995, the Company realized $0.2 million of net proceeds from the exercise of outstanding Common Stock Purchase Warrants and Options. As a result, 110,083 common shares were issued by the Company during the year.

    Annual dividends paid, for the year ended December 31, 1995 on the Company's Series B Preferred Stock amounted to $0.2 million, and were paid in the form of additional shares of such preferred stock at the option of the holders.

    From the middle of 1995 to the end of 1995, General Electric Capital Corporation ("GECC") provided the Company with a $2 million overdraft facility which it used from time to time. The Company has been operating since the end of December within the current facility level. The Company anticipates that the current facility will be adequate to finance its operations in 1996 as anticipated profits and improved receivable management processes provide the additional availability to cover expected borrowing requirements.

    The UK operation at December 31, 1995 had a $0.5 million deficit in working capital, and will not be able to fund its overextended liabilities in 1996 with its current facility and its expected level of operating cashflow. The Company is in the process of establishing a new credit facility in the UK, which will provide for the majority of its financing needs to meet its 1996 operating plan. At December 31, 1995, the Company's total recorded investment in the UK (made up of a combination of equity and loans) was approximately $1.3 million.

    In May 1993, Butler of New Jersey Realty Corp., a subsidiary of the Company, acquired the Company's corporate office complex in Montvale, New Jersey for approximately $9.4 million. This transaction was financed principally through the assumption of an existing mortgage of $6.7 million, bearing interest at 10 7/8%, the issuance of a non-interest bearing note in the aggregate principal amount of $1.2 million (which was fully paid in 1994), and the issuance of a second note in the aggregate principal amount of $510,000 (the balance of which was $149,000 at December 31, 1995). Each of these obligations has been guaranteed by the Company. The existing mortgage note becomes due on October 31, 1996. The Company is currently in the process of refinancing the mortgage long-term and expects to complete the refinancing by September 30, 1996. The debt is reflected in current portion of long-term debt.

Financing Activities

    In May, 1994, certain of the Company's U.S. and Canadian operating subsidiaries entered into a three year Credit Facility with GECC. This Credit Facility provides the Company with up to $50.0 million in loans including $6.0 million for letters of credit. The sum of the aggregate amount of loans outstanding under the Credit Facility plus the aggregate amount available for letters of credit may not exceed the lesser of (i) $50.0 million or (ii) an amount equal to 85% of eligible receivables plus 75% of eligible pending receivables (which percentages are subject to adjustment from time to time by GECC). The interest rate chargeable to the Company is fixed at the beginning of each month based upon the 30 day commercial paper rate in effect at the close of the last business day of each month, plus three hundred basis points. The interest rate in effect at December 31, 1995 was 8.8% and the average interest rate during 1995 was 9.0%. The Company and Butler Service Group-Canada, Ltd. have each guaranteed all obligations incurred or created under the Credit Facility. The Company is required to comply with certain affirmative and financial covenants. The Company is in compliance with the aforementioned covenants, as amended. The termination date of the Credit Facility is the earlier of (i) May 31, 1997, or (ii) thirty days prior to the maturity date of the above mentioned mortgage note (or any extension, renewal or refinancing of such indebtedness). As of December 31, 1995, the outstanding balance under the Credit Facility was $45.5 million including $5.0 million in outstanding letters of credit

Recent Accounting Pronouncements

    The Company adopted SFAS No. 109, "Accounting for Income Taxes" in 1993. The Company has substantial amounts of temporary book/tax differences, net operating loss carryforwards and tax credit carryforwards that will allow net future tax deductions and credits, resulting in a significant deferred tax asset. However, SFAS No. 109 also requires that a valuation allowance be created and offset against such an asset if, based on existing facts and circumstances, it is more likely than not that some portion or all of the deferred tax asset will not be realized. To date, the Company has provided a 100% valuation allowance.

    In 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation," which encourages, but does not require, employers to adopt a fair value method of accounting for employee stock-based compensation, and which requires increased stock-based compensation disclosures if expense recognition is not adopted. The Company has not yet decided how they will elect to adopt SFAS 123.

BALANCE SHEETS:

Consolidated Statements

(in thousands except share data)

                                                                   December 3l,
                                                               --------------------
                                                                 1995        1994
                                                               --------    --------
ASSETS
  Current assets:
     Cash and cash equivalents                                 $  1,097    $  2,285
     Accounts receivable, net of allowance for
       uncollectible accounts of $1,574 and $873                 66,020      63,149
     Other current assets                                         3,345       3,119
                                                               --------    --------

       Total current assets                                      70,462      68,553

  Property and equipment, net                                    15,168      13,237
  Other assets                                                      654       1,303
  Excess cost over net assets of business
     acquired, net of accumulated amortization
     of $6,786 and $5,788                                        24,288      24,717
                                                               --------    --------

       Total assets                                            $110,572    $107,810
                                                               ========    ========

LIABILITIES AND STOCKHOLDERS' EQUITY
  Current liabilities:
     Accounts payable and accrued liabilities                  $ 27,012    $ 17,535
     Current portion of long-term debt                            9,347       2,863
                                                               --------    --------

       Total current liabilities                                 36,359      20,398
                                                               --------    --------

  Long-term debt                                                 40,480      45,746
                                                               --------    --------

  Other long-term liabilities                                     3,677       4,268
                                                               --------    --------

  Commitments and contingencies

  Stockholders' equity:
     Preferred stock, par value $.001 per share, authorized
       5,000,000: Series B 7% Cumulative Convertible
       Preferred Shares, authorized 3,500,000; issued
       2,451,898 at December 31, 1995 and 2,288,878
       at December 31, 1994 (Aggregate liquidation
       preference $2,451,898 at December 31, 1995
       and $ 2,288,878 at December 31, 1994)                          2           2
     Common stock, par value $.001 per share,
       authorized 83,333,333; issued and outstanding
       5,993,783 at December 31, 1995, and 5,903,658
       at December 31, 1994                                           6           6
     Additional paid-in capital                                  92,882      92,635
     Accumulated deficit                                        (62,727)    (54,650)
     Cumulative foreign currency translation adjustment            (107)       (595)
                                                               --------    --------
       Total stockholders' equity                                30,056      37,398
                                                               --------    --------

       Total liabilities and
         stockholders' equity                                  $110,572    $107,810
                                                               ========    ========

The accompanying notes are an integral part of these financial statements.

OPERATIONS:

Consolidated Statements

(in thousands except share and per share data)


                                                                 Year Ended December 3l,
                                                           ------------------------------------
                                                             1995          1994         1993


Net sales                                                  $  433,564   $  393,250   $  307,715
Cost of sales                                                 377,069      339,633      265,971
                                                           ----------   ----------   ----------
  Gross margin                                                 56,495       53,617       41,744

Depreciation and amortization                                   3,040        2,547        2,160
Selling, general and administrative expenses                   52,911       45,251       36,353
Non recurring charges (note 19)                                 2,680            -            -
                                                           ----------   ----------   ----------

  (Loss) income from continuing operations
     before other income (expense) and
     income taxes                                              (2,136)       5,819        3,231

Other income (expense):
  Interest and other income                                       628          405          531
  Interest expense                                             (6,517)      (4,256)      (2,480)
                                                           ----------   ----------   ----------

  (Loss) income from continuing operations
     before income taxes                                       (8,025)       1,968        1,282

Income tax (benefit) expense                                     (111)         309           55
                                                           ----------   ----------   ----------

  (Loss) income from continuing operations                     (7,914)       1,659        1,227

Discontinued operations:
  Loss from operations                                              -            -       (1,370)
  Provision for loss on disposal                                    -            -       (2,057)
                                                           ----------   ----------   ----------

Loss from discontinued operations                                   -            -       (3,427)
                                                           ----------   ----------   ----------

Net (loss) income                                          $   (7,914)  $    1,659   $   (2,200)
                                                           ==========   ==========   ==========

Primary (loss) income per share:
  Continuing operations                                        $(1.36)  $     0.25        $0.20
  Discontinued operations                                           -            -       $(0.70)
                                                           ----------   ----------   ----------
     Total                                                     $(1.36)  $     0.25       $(0.50)
                                                           ==========   ==========   ==========

Average number of common shares and dilutive
  common share equivalents outstanding                      5,957,916    5,937,554    4,927,734
                                                           ==========   ==========   ==========

The accompanying notes are an integral part of these financial statements.

CASH FLOWS:

Consolidated Statements

(in thousands)

                                                                                   Year Ended December 31,
                                                                              -----------------------------
                                                                                  1995       1994      1993
                                                                               -------   --------   -------
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net (loss) income                                                             $(7,914)  $  1,659   $(2,200)
 Adjustments to reconcile net (loss) income to
   net cash provided by (used in) operating activities:
    Depreciation and excess purchase
     price amortization                                                          3,040      2,547     2,308
    Amortization of deferred financing
     and employee stock purchase
     plan loans                                                                    622        418       444
    Allocation of ESOP shares                                                        -          -        84
    Foreign translation                                                            488       (442)       (5)
 (Increase) decrease in assets,
   increase (decrease) in liabilities:
    Accounts receivable                                                         (2,871)   (20,561)   (4,441)
    Other current assets                                                          (226)       750    (2,053)
    Other assets                                                                    39       (860)      (39)
    Current liabilities                                                          9,583      5,320     2,200
    Other long term liabilities                                                   (591)      (660)      253
                                                                               -------   --------   -------

 Net cash provided by (used in) operating activities                             2,170    (11,829)   (3,449)
                                                                               -------   --------   -------

CASH FLOWS FROM INVESTING ACTIVITIES:
 Capital expenditures - net                                                     (3,973)    (3,013)   (2,132)
 Cost of business acquired                                                        (569)    (1,354)     (625)
 Expenses paid in conjunction with
   discontinued operations                                                        (118)      (642)   (2,049)
 Other                                                                               -          -        94
                                                                               -------   --------   -------

 Net cash used in investing activities                                          (4,660)    (5,009)   (4,712)
                                                                               -------   --------   -------

CASH FLOWS FROM FINANCING ACTIVITIES:
 Net borrowings under financing
   agreements                                                                    1,291     16,746     6,513
 Net proceeds from the exercise
   of common stock warrants                                                        209      1,566         -
 Net payments in conjunction with
   headquarters building purchase                                                  (73)      (998)     (490)
 Payment of dividends on
   preferred stock                                                                   -        (99)     (128)
 Net proceeds from the sale of
   common stock                                                                      -                1,973
 Net proceeds from the sale of
   preferred stock                                                                   -                  970
 Repurchase common stock                                                          (125)         -         -
                                                                               -------   --------   -------
 Net cash provided by financing activities                                       1,302     17,215     8,838
                                                                               -------   --------   -------
 Net (decrease) increase in cash
   and cash equivalents                                                         (1,188)       377       677
 Cash and cash equivalents,
   beginning of period                                                           2,285      1,908     1,231
                                                                               -------   --------   -------

  Cash and cash equivalents,
   end of period                                                               $ 1,097     $2,285   $ 1,908
                                                                               =======   ========   =======

The accompanying notes are an integral part of these financial statements.

STOCKHOLDERS' EQUITY:

Consolidated Statements

(in thousands except share data)

                                                                                                                        CUMULATIVE
                                                          SERIES B      7 1/2% SENIOR                     ADDITIONAL     FOREIGN
                                    COMMON STOCK      PREFERRED STOCK  PREFERRED STOCK   TREASURY STOCK    PAID-IN       EXCHANGE
                                  SHARES     AMOUNT    SHARES  AMOUNT    SHARES AMOUNT   SHARES   AMOUNT   CAPITAL     ADJUSTMENT
Balance at December 31, 1992      4,507,060   $5        915,043  $1       1,500     -   (18,731)   $(674)  $87,927         $(148)

Allocation of treasury shares             -    -              -   -           -     -    18,731      674      (590)            -
Forgive employee loans                    -    -              -   -           -     -         -        -       369             -
Issue Series B Preferred Stock            -    -      1,102,771   1           -     -         -        -       969             -
Issuances of Common Stock           622,753    -              -   -           -     -         -        -     2,080             -
Issue Common Stock Bonus Award        5,000    -              -   -           -     -         -        -        20             -
Dividends Paid                            -    -        115,619   -           -     -         -        -       115             -
Current Year Foreign Currency
   Adjustments                            -    -              -   -           -     -         -        -         -            (5)
Net loss                                  -    -              -   -           -     -         -        -         -             -
                                  ---------  ---       --------- ---    -------  ----   -------    -----   -------         -----

Balance at December 31, 1993      5,134,813    5      2,133,433   2       1,500     -         -        -    90,890          (153)

Forgive employee loans                    -    -              -   -           -     -         -        -        25             -
Issuances of Common Stock           393,845    1              -   -           -     -         -        -     1,565             -
Convert Preferred Stock to Common   375,000    -              -   -      (1,500)    -         -        -        (1)            -
Dividends Paid                            -    -        155,445   -           -     -         -        -       156             -
Current Year Foreign Currency
   Adjustments                            -    -              -   -           -     -         -        -         -          (442)
Net income                                -    -              -   -           -     -         -        -         -             -
                                  ---------  ---       --------- ---    -------  ----   -------    -----   -------         -----

Balance at December 31, 1994      5,903,658    6      2,288,878   2           -     -         -        -    92,635          (595)

Issuances of Common Stock           110,083    -              -   -           -     -         -        -       494             -
Loans issued for exercise
   of options                             -    -              -   -           -     -         -        -      (285)            -
Repurchase and retire shares        (19,958)   -              -   -           -     -         -        -      (125)            -
Dividends Paid                            -    -        163,020   -           -     -         -        -       163             -
Current Year Foreign Currency
   Adjustments                            -    -              -   -           -     -         -        -         -           488
Net loss                                  -    -              -   -           -     -         -        -         -             -
                                  ---------  ---       --------- ---    -------  ----   -------    -----   -------         -----
Balance at December 31, 1995      5,993,783   $6       2,451,898  $2          -     -         -        -   $92,882         $(107)
                                  =========  ===       ========= ===    =======  ====   =======    =====   =======         =====


                                                   TOTAL
                                  ACCUMULATED   STOCKHOLDERS'
                                   DEFICIT         EQUITY
Balance at December 31, 1992      $(53,611)       $33,500

Allocation of treasury shares            -             84
Forgive employee loans                   -            369
Issue Series B Preferred Stock           -            970
Issuances of Common Stock                -          2,080
Issue Common Stock Bonus Award           -             20
Dividends Paid                        (243)          (128)
Current Year Foreign Currency
   Adjustments                           -             (5)
Net loss                            (2,200)        (2,200)
                                 ---------      ---------

Balance at December 31, 1993       (56,054)        34,690

Forgive employee loans                   -             25
Issuances of Common Stock                -          1,566
Convert Preferred Stock to Common        -             (1)
Dividends Paid                        (255)           (99)
Current Year Foreign Currency
   Adjustments                           -           (442)
Net income                           1,659          1,659
                                 ---------      ---------

Balance at December 31, 1994       (54,650)        37,398

Issuances of Common Stock                -            494
Loans issued for exercise
   of options                            -           (285)
Repurchase and retire shares             -           (125)
Dividends Paid                        (163)             -
Current Year Foreign Currency
   Adjustments                           -            488
Net loss                            (7,914)        (7,914)
                                 ---------      ---------
Balance at December 31, 1995      $(62,727)       $30,056
                                 =========      =========

The accompanying notes are an integral part of these statements.

NOTES TO

CONSOLIDATED FINANCIAL STATEMENTS

NOTE I - SIGNIFICANT ACCOUNTING POLICIES:

Consolidation and Presentation

  The consolidated financial statements include the accounts of Butler International, Inc. ("the Company") and all its wholly-owned subsidiaries. Significant intercompany balances and transactions have been eliminated. Certain amounts from prior years' consolidated financial statements have been reclassified in the accompanying consolidated financial statements to conform with current year presentation.

Business

  The Company operates in one business segment which is principally engaged in the location, recruitment and hiring of a wide variety of skilled engineers, computer and other technical personnel to provide services on a temporary basis to industrial and service corporations as well as other organizations.

Accounting Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Property and Equipment

  Property and equipment are recorded at cost, which, for assets acquired through the Company's corporate acquisitions, represents the fair value at date of acquisition. Depreciation is provided on a straight-line basis over the estimated useful lives of the assets, which generally range between one and ten years except for the Corporate Headquarters building which has a thirty year life.

Excess Cost Over Net Assets of Business Acquired

  Excess cost over net assets acquired is being amortized using the straight-line method generally over 40 years from the date of acquisition. Management routinely evaluates the recovery of goodwill with reference to estimates of future profitability and operating cash flow. Such estimates, on an undiscounted basis, are applied to the unamortized balance of goodwill. Should the results of this analysis indicate that impairment is likely, the Company will recognize a charge to operations at that time.

Revenue Recognition

  The Company's net sales relate to net service revenues of its wholly-owned subsidiaries. Service revenues are recognized upon performance of such services at amounts expected to be ultimately realized.

Income Taxes

  The Company and its subsidiaries file on a consolidated basis for federal income tax reporting purposes and both separately and combined for state income tax reporting. The Company provides deferred taxes on income for differences between income reported for financial reporting purposes and taxable income, in accordance with Financial Accounting Standards ("SFAS") No. 109. The significant components of deferred tax assets and liabilities are principally related to depreciation, allowance for doubtful accounts, deferred compensation, and accrued expenses not currently deductible.

Earnings Per Common Share

  Primary earnings (loss) per common share are determined by dividing net earnings (loss) (after deducting deferred stock dividends) by the weighted average number of common shares outstanding and dilutive common stock equivalents. On a fully-diluted basis, both earnings and shares outstanding are adjusted to assume the conversion of convertible preferred stock at the beginning of the period presented. Fully-diluted earnings per share for the year ended December 31, 1994 are not shown since the effect of the conversion of preferred stock was not material. For the years ended December 31, 1995 and 1993 fully-diluted earnings per share are not shown since the effect of the conversion of preferred stock was antidilutive.

Foreign Currency Translation

  For foreign operations, the assets and liabilities are translated at the current exchange rates, while income and expenses are translated at the average exchange rates for the period. Resulting translation gains and losses are reported as a component of shareholders' equity.

Cash and Cash Equivalents

  In 1995, cash and cash equivalents include cash only; 1994 included cash and a certificate of deposit.

NOTE 2 - PROPERTY AND EQUIPMENT:

  Property and equipment is summarized as follows (in thousands):

                                   1995       1994
                                 --------   --------
Land                             $  5,662   $  5,662
Buildings                           4,168      4,168
Machinery, motor vehicles,
and office equipment               17,022     14,428
Leasehold improvements              1,615        683
                                 --------   --------
                                   28,467     24,941

Less accumulated depreciation     (13,299)   (11,704)
                                 --------   --------

Property and equipment, net      $ 15,168   $ 13,237
                                 ========   ========

  Depreciation expense for the years ended December 31, 1995, December 31, 1994 and December 31, 1993 was $2,042, $1,661, and $1,321, respectively.

NOTE 3 - CURRENT LIABILITIES:

  Accounts payable and accrued liabilities are summarized as follows (in thousands):


                                             1995     1994
                                            -------  -------
Accounts payable                            $ 7,523  $ 5,986
Accrued compensation                          6,264    4,007
Taxes other than income taxes                 4,963    3,315
Accrued lease obligations                     1,229      837
Deferred compensation                           637      713
Accrued pension and 401(k) contributions      1,198      649
Insurance related payables                      270      149
Other                                         4,928    1,879
                                            -------  -------
Accounts payable and accrued liabilities    $27,012  $17,535
                                            =======  =======

NOTE 4 - OTHER LONG-TERM LIABILITIES:

  Other long-term liabilities are summarized as follows (in thousands):

                                                                1995      1994
                                                              -------   -------
Long-term insurance-related liabilities                       $ 3,289   $ 3,289
Long-term litigation liability                                      -       300
Reserve for discontinued operations                                 -       300
Other                                                             388       379
                                                              -------   -------

Other long-term liabilities                                   $ 3,677   $ 4,268
                                                              =======   =======

NOTE 5 - LONG-TERM DEBT:

  Long-term debt is summarized as follows (in thousands):

                                                                1995      1994
                                                              -------   -------
Credit Facility, due May, 1997                                $40,480   $38,996
UK Credit Facility, due March, 1996                             2,295     2,641
Note payable, due August, 1996                                    153         -

Notes payable related to headquarters facility purchase:
  Note payable, due October, 1996                                 149       222
  Note payable, due October, 1996                               6,750     6,750
                                                              -------   -------
                                                               49,827    48,609
Less current portion                                           (9,347)   (2,863)
                                                              -------   -------
Long-term debt                                                $40,480   $45,746
                                                              =======   =======

Credit Facility

  In May, 1994, certain of the Company's U.S. and Canadian operating subsidiaries entered into a three year Credit Facility with General Electric Capital Corporation ("GECC"). This Credit Facility provides the Company with up to $50.0 million in loans including $6.0 million for letters of credit. The sum of the aggregate amount of loans outstanding under the Credit Facility plus the aggregate amount available for letters of credit may not exceed the lesser of
(i) $50.0 million or (ii) an amount equal to 85% of eligible receivables plus 75% of eligible pending receivables (which percentages are subject to adjustment from time to time by GECC). The interest rate chargeable to the Company is fixed at the beginning of each month based upon the 30 day commercial paper rate in effect at the close of the last business day of each month, plus three hundred basis points. The interest rate in effect at December 31, 1995 was 8.8% and the average interest rate for 1995 was 9.0%. The Company and Butler Service Group Canada, Ltd. have each guaranteed all obligations incurred or created under the Credit Facility. The termination date of the Credit Facility is the earlier of (i) May 31, 1997, or (ii) thirty days prior to the maturity date of the mortgage note mentioned below (or any extension, renewal or refinancing of such indebtedness). The Company is required to comply with certain affirmative and financial covenants. The Company is in compliance with the aforementioned covenants, as amended. In the case of one or more Events of Default, GECC may take either or both of the following actions: (a) terminate the Credit Facility, and (b) declare the Credit Facility then outstanding and the Term Note to be due and payable. Although there are a limited number of lenders which management feels could provide such a loan on comparable terms, a change in lenders could adversely affect the Company's operating results.

Facility Purchase

  In May 1993, the Company, through its wholly-owned subsidiary Butler of New Jersey Realty Corp. ("BNJRC"), acquired its corporate office complex in Montvale, New Jersey for approximately $9.4 million. BNJRC financed this transaction principally through the assumption of an existing mortgage as well as issuing short and long-term notes.

  The Company issued an unsecured promissory note in the amount of $510,000 payable to North American Investment Realty of New Jersey, Inc. with an interest rate of 9 7/8% per annum. Principal payments were made in 1994 and 1995 bringing the balance down to $149,000. In 1995, the Company exercised its option to extend the term of the note to October 30, 1996.

  Pursuant to the mortgage agreement, a note for $6.75 million was issued to Firemen's Insurance Company of Newark, New Jersey. The note bears interest at a fixed rate per annum of 10 7/8%. The principal balance of the note shall be due and payable in its entirety on October 31, 1996. The note is secured by the corporate office complex and is guaranteed by the Company. The Company is currently in the process of getting the mortgage refinanced and anticipates that this process will be completed before September 30, 1996.

  In 1995, the Company issued a promissory note in the amount of $250,000 payable to the Mercantile Bank of St. Louis National Association bearing interest at the rate of 6.83% per annum in connection with its relocation of certain accounting functions from Montvale, NJ to Lake St. Louis, MO. This note is secured by the equipment purchased to establish the office in Lake St. Louis. The note is due in August, 1996. The outstanding balance at December 31, 1995 was $153,000.

  Maturities of long-term debt of $40.5 million are due in 1997.

NOTE 6 - COMMON STOCK:

  In 1993, the Company received net proceeds of approximately $2.0 million from the sale of 291,814 units, at a price of $7.00 per unit, (consisting of 583,628 shares of common stock and 291,814 common stock purchase warrants, at a price of $4.50 per share). In addition to commissions, the placement agent received, as additional compensation, warrants to purchase 44,620 shares of common stock, at a price of $4.20 per share. In 1994 and 1995, the Company received proceeds of $1.2 million and $13,000, respectively from the exercise of 264,720 and 3,000 common stock purchase warrants issued in 1993.

  In 1994, 125,000 common stock purchase warrants were exercised at a price of $3.00 per share. On January 19, 1994, January 19, 1995 and July 19, 1995, the sole shareholder of a computer service business which was acquired by the Company, received warrants to purchase 38,336 shares of the Company's unregistered common stock at a purchase price of $3.625 per share. In 1995, the Company received proceeds of $103,100 for the exercise of 25,000 common stock purchase warrants, previously granted in 1993 at an exercise price of $4.125 per share. At December 31, 1995, the Company had 443,722 common stock purchase warrants outstanding with exercise prices ranging from $3.62 to $6.00 per share and expiration dates from April, 1996 to July, 2003.

  In 1994, options to purchase 4,125 shares of the Company's common stock, granted under the 1992 Incentive Stock Options Plan, were exercised. In 1995, 82,083 options granted under various stock options plans were exercised. Also in 1995, the Company repurchased and retired 19,958 shares of its common stock.

NOTE 7 - CUMULATIVE CONVERTIBLE PREFERRED STOCK:

  The Company's Series B Cumulative Convertible Preferred Stock ("Series B Preferred Shares") accrue dividends at the rate of 7% per annum, based upon a liquidation value of $1.00 per share, payable in cash or kind at the option of the holder. In 1993, a total of $121,114 was paid in dividends, $5,495 in cash and $115,619 in kind. In 1994 and 1995, dividends in kind amounting to $155,445 and $163,020, respectively, were paid to the holders of Series B Preferred Shares. Series B Preferred Shares are convertible at a ratio of one Series B Preferred Share to .285 Common Shares.

  The Company's 7 1/2% Senior Cumulative Convertible Preferred Stock ("Senior Preferred Shares") accrued dividends at the rate of 7 1/2% per annum based upon a liquidation value of $1,000 per share, payable semi-annually on the last day of June and December of each year in cash. In 1993 and 1994, respectively, dividends in the amounts of $122,738 and $99,247 were paid to the holders of Senior Preferred Shares.

  In 1994, all holders of Senior Preferred Shares exercised their option and converted the 1,500 Senior Preferred Shares into 375,000 shares of common stock.

NOTE 8 - STOCK OPTIONS:

  The Company has in effect a number of stock-based incentive and benefit programs designed to attract and retain qualified directors, executives and management personnel. To accomplish these objectives, the Company has adopted a 1985 Incentive Stock Option Plan (the "ISOP"), a 1985 non-qualified Stock Option Plan (the "Non-qualified Plan"), a 1989 Directors Stock Option Plan ("Directors Plan"), a 1992 Stock Option Plan ("1992 Non-qualified Plan"), a 1992 Incentive Stock Option Plan ("1992 ISOP"), a 1992 Stock Bonus Plan ("1992 Bonus Plan"), and a 1992 Stock Option Plan for Non-employee Directors ("1992 Directors Plan"). In addition, the Company has encouraged its directors to subscribe for shares of common stock from time to time at a price equal to the market price of the common stock at the time of their subscription. At December 31, 1995, 742,166 options were available for grant from the above mentioned plans.

In 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation," which encourages, but does not require, employers to adopt a fair value method of accounting for employee stock-based compensation, and which requires increased stock-based compensation disclosures if expense recognition is not adopted. The Company has not yet decided how it will elect to adopt SFAS 123.

  Changes in stock options outstanding are as follows:


                                    Number of   Option Price
                                      Shares     Per Share
                                    ---------   ------------
Qualified Stock Options:

Outstanding at December 31, 1992      158,751   $ 3.38-$4.59
  (108,750 exercisable,
  option price $3.38-$4.59)
  Granted during 1993                 182,833   $ 3.13-$4.40
  Exercised during 1993                (4,125)  $       3.13
  Canceled during 1993                (13,333)  $       4.40
                                    ---------


Outstanding at December 31, 1993      324,126   $ 3.13-$4.59
  (148,375 exercisable,
  option price $3.13-$4.59)
  Granted during 1994                  25,000   $       5.00
  Exercised during 1994                (4,125)  $       3.13
                                    ---------

Outstanding at December 31, 1994      345,001   $ 3.13-$5.00
  (241,667 exercisable,
  option price $3.13-$5.00)
  Granted during 1995                 132,000   $ 4.38-$7.00
  Exercised during 1995               (22,083)  $ 3.13-$4.40
  Canceled during 1995                (24,750)  $       3.13
                                    ---------

Outstanding at December 31, 1995      430,168   $ 3.13-$7.00
  (267,416 exercisable,             =========
  option price $3.13-$7.00)

Non-Qualified Stock Options:

Outstanding at December 31, 1992       90,000   $3.78-$10.02
  (90,000 exercisable)
  Granted during 1993                  30,000   $       3.75
  Canceled during 1993                 (4,167)  $      10.02
                                    ---------

Outstanding at December 31, 1993      115,833   $3.75-$10.02
  (115,833 exercisable)
  Granted during 1994                  50,000   $       4.88
                                    ---------

Outstanding at December 31, 1994      165,833   $3.75-$10.02
  (165,833 exercisable)
  Granted during 1995                  40,000   $       6.44
  Exercised during 1995               (60,000)  $ 3.75-$5.63
                                    ---------

Outstanding at December 31, 1995      145,833   $3.75-$10.02
  (145,833 exercisable)             =========

NOTE 9 - EMPLOYEE STOCK PURCHASE PLAN:

  The Company has the Butler International, Inc. 1990 Employee Stock Purchase Plan (the "Plan") which made available $2.5 million for loans to officers, directors, and other key employees to purchase Company stock. Except for the loans to outside directors, the Company, subject to the Plan provisions, may reduce the amount due with respect to each loan by twenty-five percent of the original principal balance on successive anniversary dates of the loan, provided that the employee remains employed by the Company or one of its subsidiaries on such anniversary dates, or has not terminated his employment for other than a reason permitted by the Plan. The shares acquired by the outside directors pursuant to the Plan were subject to forfeiture ratably under certain conditions.

  In November, 1993, the Company reduced the loan amounts due from the participating employees in the plan by 25% or $257,199. Plan loans totaling $112,435, previously granted to employees who were terminated in 1992 were forgiven in 1993. A loan totaling $24,985, previously granted to an employee since deceased, was forgiven.

NOTE 10 - EMPLOYEE BENEFIT PLANS:
Defined Benefit Plan

  The Company has a defined benefit pension plan covering substantially all of its full-time staff employees. Benefits under the plan are determined based on earnings and period of service. The Company funds the pension plan in accordance with the minimum funding requirements of the Employees Retirement Income Security Act of 1974. Benefits payable under the plan are reduced by a participant's Employee Stock Option Plan ("ESOP") credits.

  Pension expense consisted of the following (in thousands):

                                                                           1995     1994      1993
                                                                         -------   ------    ------
Service cost-benefits earned during the period                           $   543   $  480    $  191
Interest cost on projected benefit obligations                               213      178        93
Actual return on assets                                                     (159)     (46)      (65)
Net amortization and deferral                                                 99      (26)      (41)
                                                                         -------   ------    ------
  Net pension expense                                                    $   696   $  586    $  178
                                                                         =======   ======    ======

  Assumptions used in determining net pension expense were:

                                                                            1995     1994      1993
                                                                         -------   ------    ------
Discount rate                                                               7.25%     8.5%      7.5%
Rates of increase in compensation levels                                       4%       4%        5%
Expected long-term rate of return on assets                                    9%      10%       10%

   The following table sets forth the funded status and amount recognized in the balance sheets (in thousands):

                                                             1995              1994
                                                          -------             ------
Actuarial present value of benefit obligations:
   Vested benefit obligation                              $ 1,996             $1,205
                                                          =======             ======

Accumulated benefit obligation                            $ 2,231             $1,353
                                                          =======             ======

Plan assets at fair value                                 $ 2,059             $1,641
Less projected benefit obligation                           3,691              2,450
                                                          -------             ------

Projected benefit obligation (in excess of
less than plan assets                                      (1,632)              (809)

Unrecognized net (gain) or loss                              (238)              (736)
Prior service cost not yet recognized in
 net periodic pension cost                                  1,282              1,381
                                                          -------             ------

Accrued liability recognized in
 the financial statements                                 $  (588)            $ (164)
                                                          =======             ======

At December 31, 1994 and 1995, approximately 69% of plan assets were held in fixed income investments and 31% in equity investments.

Postemployment and Postretirement Benefits

  The Company currently does not provide postemployment and postretirement benefits other than pensions.

Employee Stock Ownership Plan

  The Company sponsors the qualified Butler Service Group, Inc. Employee Stock Ownership Plan ("ESOP"). The ESOP has approximately 125,000 shares of the Company's common stock. The shares of stock were allocated to employees over seven years beginning in 1987. The final shares of stock were allocated to employees in 1993. For the year ended December 31, 1993, pension expense relating to the ESOP's was approximately $84,000, which represents the market value of 18,731 shares of the Company's common stock allocated to plan participants as of December 31, 1993. The difference between cost and market value at the date of allocation for the shares allocated of approximately $590,000 was charged to paid-in capital.

401(K) Plan

  The Company provides a non-contributory 401(K) savings plan. At its option, the Company may contribute to the plan. The Company did not make any contributions to the plan in 1995, 1994 and 1993.

NOTE 11 - INCOME TAXES:

  Effective January 1, 1993, the Company adopted SFAS No. 109, "Accounting for Income Taxes". The cumulative effect of implementing SFAS No. 109 was not material. The income tax expense (benefit) included in the Consolidated Statements of Operations consists of the following (in thousands):

                                 1995   1994   1993
Current taxes:
  Federal                       $  32   $  38  $   -
  State                            73     137     29
  Foreign                        (216)    134     26
                                -----   -----  -----
Income tax (benefit) expense    $(111)  $ 309  $  55
                                =====   =====  =====


  SFAS No. 109 requires that a valuation allowance be created and offset against the deferred tax assets if, based on existing facts and circumstances, it is more likely than not that some portion or all of the deferred asset will not be realized. To date, the Company has provided a 100% valuation allowance. Consequently, the Company's net deferred tax assets remain unchanged from December 31, 1994. However, individual components (temporary differences and carryforwards) giving rise to this asset have changed. The principal changes have been an increase in temporary differences (deferred tax assets) and utilization/expiration of U.S. net operating loss carryforwards. As a result, at December 31, 1995 and December 31, 1994, the Company had approximately $8.0 million and $6.0 million, respectively, of net future tax deductions (temporary differences) for which a tax benefit has not been recognized in the financial statements. The tax effected temporary differences and carryforwards which give rise to deferred tax assets and valuation allowances are as follows (in thousands):

                                                        1995       1994
                                                   ---------   --------
Allowance for doubtful accounts                     $    428   $    338
Deferred compensation                                    258        285
Depreciation and amortization                            325        291
Accruals for exiting and discontinued operations         102        149
Accrual for termination and exiting operations           541          -
Accruals for workers compensation                        714        888
Other items                                              852        419
Capital loss carryforwards                             1,876      1,876
Tax loss carryforwards:
 U.S. regular operating losses                         4,280      4,925
 U.S. SRLY operating losses                            5,160      5,207
 U.K. regular operating losses                         1,320          -
Tax credit carryforwards                                 607        568
Valuation allowance                                  (16,463)   (14,946)
                                                    --------   --------
Net deferred tax asset (liability)                  $      0   $      0
                                                    ========   ========

  A reconciliation between the income tax expense (benefit) compared by applying the federal statutory rate to income (loss) from continuing operations before income taxes to the actual expense (benefit) is as follows:

                                               1995     1994    1993
                                             ------   ------  ------
Income tax (benefit) expense at
 statutory rate                                (34.0)%  34.0%   34.0%
Amortization of excess of cost
 over net assets acquired                        2.7    11.4    17.9
Limitation on utilization (utilization)
 of net operating loss and credit
 carryforwards                                  24.2   (40.6)  (55.4)
State income tax expense net of
 federal tax benefit                              .9     6.8     2.3
Other, including foreign rate differential       4.8     4.1     5.5
                                             -------  ------  ------
  Effective tax rate                           (1.4)%   15.7%    4.3%
                                             =======  ======  ======

  U.S. net operating loss carryforwards from 1993, 1992, 1991 and from separate return limitation years (SRLY) are available to reduce future taxable income, subject to applicable Internal Revenue Service carryforward rules and limitations. A U.K. net operating loss from 1995 is available to reduce future U.K. taxable income. U.K. tax law provides an unlimited life for net operating loss carryforwards. The benefit of these net operating losses have not been recognized for financial reporting purposes. These carryforwards expire as follows (in thousands):

                          U.S.-SRLY     U.S.-Regular            U.K
          Year of     Net Operating    Net Operating  Net Operating
       Expiration              Loss             Loss           Loss
     ------------    --------------    -------------  -------------

             1996         $   300          $    -          $   -
             1997           1,100               -              -
             1998           2,600               -              -
             1999           5,200               -              -
             2000           3,700               -              -
             2006             -              2,800             -
             2007             -              4,700             -
             2008             -              3,200             -
       Indefinite             -                 -           4,000
                         --------         --------       --------
                          $12,900          $10,700         $4,000
                         ========         ========       ========

  The Company has capital loss carryforwards for financial reporting and tax reporting purposes of approximately $4.7 million expiring in 1996 and 1997 which are available to offset future capital gains, if any. The Company has tax credit carryforwards for financial reporting and/or tax reporting purposes of approximately $607,000 expiring from 2000 onward.

NOTE 12 - COMMITMENTS AND CONTINGENCIES:

  The Company has operating leases for office space and various computer equipment. Estimated minimum future rental commitments under non-cancelable leases at December 31, 1995 are as follows (in thousands):


                       1996          $2,660
                       1997           2,092
                       1998           1,573
                       1999             865
                       2000             241
                 Thereafter             177
                                     ------
                      Total          $7,608
                                     ======

  Substantially all of the leases provide for increases based upon use of utilities and lessors' operating expenses. Total rent expense for the years ended December 31, 1995, December 31, 1994 and December 31, 1993 was approximately $4.0 million, $4.1 million and $4.0 million, respectively.

  The Company and its subsidiaries are parties to various legal proceedings and claims incidental to its normal business operations for which material losses, beyond that which is recorded, is remote except for the following matter. In June, 1995, the Company filed a complaint against CIGNA Property and Casualty Insurance Company in the Court of Common Pleas of Philadelphia County, Pennsylvania alleging negligence, breach of contract, breach of fiduciary duty, and negligent misrepresentation arising out of CIGNA's and other defendants' acts and omissions in the processing, handling and investigation of claims against the Company under general liability and workmen's compensation insurance contracts. On August 31, 1995, the defendants filed an answer, new matter and counterclaim denying the Company's allegations, asserting certain affirmative defenses, and alleging that the Company has failed to pay retrospective premiums amounting to approximately $7.0 million. In the opinion of management, based on the advice of counsel, all of the proceedings and claims in which the Company and its subsidiaries are involved with can ultimately be defended. The Company is defending itself vigorously against all such claims.

NOTE 13 -RELATED PARTY TRANSACTIONS:

  Three non-employee directors have non-interest bearing notes payable to the Company, totaling $952,200 in connection with common stock purchased pursuant to various stock option plans. In 1990, the Chairman issued a $155,000 non-interest bearing note due in 1998 to purchase 35,880 shares of the Company's common stock. Notes of $84,000 by the Chairman and $42,000 by each of three outside directors were issued to purchase stock pursuant to the 1990 Employee Stock Purchase Plan ("ESPP"). In 1993, 1992 and 1991 loans to the Chairman of $132,250, $132,250 and $111,250 were forgiven under the ESPP. As of December 31, 1995 and 1994, a balance under a note from a non-employee director was $100,312 and $94,527, respectively, relating to the purchase of common stock.

  During 1995, 1994 and 1993, the Company paid or accrued $346,000, $654,000 and $673,000, respectively, in fees and expenses to McBreen, McBreen & Kopko, its outside counsel.

  In 1993, Frederick H. Kopko Jr. and Hugh G. McBreen, provided collateral and guaranteed a letter of credit issued as collateral for a promissory note to a lender to the Company in connection with the purchase of the headquarters building presently occupied by the Company. The note was fully paid in 1994 and the letter of credit was returned to the Company in 1995. As consideration, warrants to purchase 90,000 and 60,000 shares of the Company's common stock, at the then market price of $3.62 per share, were granted to an assignee of Mr. Kopko and to Mr. McBreen, respectively.

  In May, 1995, two non-employee directors, executed notes of $142,500 each, in connection with their purchase of 60,000 shares of the Company's common stock pursuant to the 1992 Directors Stock Option Plan.

NOTE 14 - SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

  During 1995, 1994 and 1993, the Company received $18,000, $77,000 and $217,000, respectively, in federal, state and foreign income tax refunds.

  Cash paid for interest and federal, state and foreign income taxes for the years ended December 31, 1995, 1994 and 1993 is as follows (in thousands):


                                 1995            1994             1993
                                ------          ------           ------

 Interest                       $5,711          $3,649           $2,241
 Income taxes                     $304            $242             $152

NOTE 15 - SUPPLEMENTAL SCHEDULE OF NON CASH INVESTING AND FINANCING ACTIVITIES:

  In 1993, the Company reduced the amount due from the participants in the ESPP by 25%, or $257,199. In 1994, a loan totaling $24,985, previously granted to an employee since deceased was forgiven.

  In lieu of cash dividends, several holders of Series B Preferred Shares opted for dividends in kind equivalent to $115,619 in 1993, $155,445 in 1994 and $163,020 in 1995.

  In May 1993, the Company, through its wholly-owned subsidiary BNJRC, acquired its corporate office complex in Montvale, New Jersey for approximately $9.4 million. BNJRC financed this transaction principally through the assumption of an existing mortgage for $6.75 million as well as issuing promissory notes for $1.2 million and $510,000. (See Note 5).

NOTE 16 - ACQUISITIONS:

  The Company's wholly-owned subsidiary, Butler Technology Solutions, Inc., concluded the purchase of certain operating assets of two private computer service companies during 1994. These acquisitions were not material to the financial results of the Company.

NOTE 17 - DISCONTINUED OPERATIONS:

  In April, 1993, the Company discontinued certain business units involving heavy equipment telephone construction ("Fixed Price Construction") and asset reclamation ("Asset Recovery") that had been unprofitable due to negative market conditions. The operating results of the Fixed Price Construction and Asset Recovery divisions were reclassified and reported in the Consolidated Statements of Operations under discontinued operations. Net sales of the discontinued operations were $5.2 million for the year ended December 31, 1993. The operating loss from discontinued operations for the year ended December 31, 1993 was $1.4 million. In addition to the loss from operations, an $857,000 reserve was established in the second quarter of 1993 for the disposal of these divisions and increased by approximately $1.2 million in the fourth quarter. No further provisions were required and this program was completed in 1994.

NOTE 18 - INFORMATION ABOUT THE COMPANY'S FOREIGN OPERATIONS:

(in thousands):

                                 1995            1994              1993
                               -------         -------           -------

Net Sales                      $42,354         $39,657           $24,407
Operating Income (loss)         (5,013)          1,608               480
Idenfifiable Assets              9,226          12,453             7,176

Operating income (loss) consists of earnings from continuing operations before interest expense, corporate expenses and income taxes. Identifiable assets consist of total assets excluding any intercompany receivables or payables employed by the Company's foreign operations. Foreign operations consist principally of the United Kingdom and Indonesia.

NOTE 19 - NON RECURRING CHARGES:

   In 1995, the Company recorded non recurring charges totaling $2.7 million consisting of $1.5 million of expenses and reserves in connection with the sale and exiting of certain of the Company's foreign and non strategic operations, one-time costs of approximately $650,000 related to the relocation of payroll, billing, accounts payable, collections and other accounting functions from Montvale, NJ to Lake St. Louis, MO, and $535,000 of costs related to the ter-mination of certain management level personnel. The foreign and non strategic operations that were ceased in the fourth quarter of 1995 include Butler Telecom's operations in Mexico and Venezuela, Butler Quality Services, Butler Airport Services and the Butler Canadian operations. The operating results for these operations, excluding the loss on disposal, are shown below (in thousands):

                                                        1995          1994        1993
                                                    --------       -------    --------

Net sales                                             $  4,577    $  9,458    $  7,314

 Gross margin                                              839       2,284       1,769
 Depreciation and
  amortization                                              23          42          29
 Selling, general and
  administrative expense                                 1,615       2,066       1,375
 Other (income) expense                                    (45)        148         168
 Income (loss) before
  interest and taxes                                  $   (754)   $     28    $    197

NOTE 20 - INTERIM FINANCIAL INFORMATION:
(in thousands, except per share data) (unaudited)

1995 QUARTERS                                            FIRST      SECOND       THIRD      FOURTH
-------------                                        ---------   ---------    --------  ----------
Operations:
--------------
Net sales                                             $116,294    $110,514    $108,222    $ 98,534
Gross margin                                            14,836      16,290      15,446       9,923
Non recurring charges                                     (125)       (205)       (163)     (2,187)
Net income (loss)                                          451       1,167          83      (9,615)
                                                     =========    ========   =========   =========
Per share data:
--------------
Primary earnings (loss)
 per share                                               $0.07       $0.18       $0.01    $  (1.61)
                                                      =========    ========   =========   =========

1994 QUARTERS                                            FIRST      SECOND       THIRD      FOURTH
-------------                                        ---------   ---------    --------  ----------

Operations:
--------------
Net sales                                             $ 85,296    $ 96,125    $100,234    $111,595
Gross margin                                            11,828      13,668      13,847      14,274
Net income                                                  87         628         772         172
                                                      ========    ========    ========    ========
Per share data:
--------------
Primary earnings per share                               $0.01       $0.10       $0.13    $   0.02
                                                      ========    ========    ========   =========

INDEPENDENT AUDITORS' REPORT



To the Board of Directors and Stockholders of
  Butler International, Inc.
Montvale, New Jersey

We have audited the accompanying consolidated balance sheets of Butler International, Inc. as of December 31, 1995 and December 31, 1994, and the related consolidated statements of operations, stockholders'equity, and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Butler International, Inc. as of December 31, 1995 and December 31, 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.

As discussed in Note 11 to the financial statements, the Company changed its method of accounting for income taxes effective January 1, 1993 to conform with Statement of Financial Accounting Standards No. 109.

/s/ Deloitte & Touche LLP

Parsippany, New Jersey
March 26, 1996

SELECTED CONSOLIDATED:

Financial Information
--------------------------------------------------------------------------------
(in thousands except share and per share data)

                                       1995          1994        1993         1992         1991
                                     ---------       ---------   ---------    ---------    ---------

Operations Data:
Net sales                           $  433,564      $  393,250  $  307,715   $  267,581   $  243,931
Gross margin                        $   56,495      $   53,617  $   41,744   $   34,116   $   34,251
Income (loss) from continuing
 operations                         $   (7,914)(a)  $    1,659  $    1,227   $   (4,561)  $   (4,390)
Income (loss) from discontinued
 operations                                -               -    $   (3,427)  $     (182)  $     (157)
                                     ---------       ---------   ---------    ---------    ---------
Net income (loss)                   $   (7,914)(a)  $    1,659      (2,200)      (4,743)      (4,547)
                                     =========       =========   =========    =========    =========

Per Share Data:
Income (loss) per share:
 Continuing operations              $    (1.36)     $     0.25  $     0.20   $    (1.03)  $    (0.99)
 Discontinued operations                   -               -    $    (0.70)  $    (0.04)  $    (0.04)
                                     ---------       ---------   ---------    ---------    ---------
Net income (loss) per share         $    (1.36)     $     0.25  $    (0.50)  $    (1.07)  $    (1.03)
                                     =========       =========   =========    =========    =========
 Book value per common share
 outstanding at year end            $     4.61      $     5.95  $     6.05   $     6.93   $     8.11
Weighted average number of
 shares outstanding                  5,957,916       5,937,554   4,927,734    4,477,487    4,413,039

Balance Sheet Data:
Working capital                     $   34,103      $   48,155  $   34,753   $   28,841   $   25,855
Total assets                        $  110,572      $  107,810  $   85,381   $   69,406   $   69,495
Long-term debt                      $   40,480      $   45,746  $   32,151   $   18,378   $   13,000
Total liabilities                   $   80,516      $   70,412  $   50,691   $   35,906   $   33,016
Stockholders' equity                $   30,056      $   37,398  $   34,690   $   33,500   $   36,479

(a) 1995 includes $2,680 of non recurring charges (See Note 19).

MARKET INFORMATION ON BUTLER'S COMMON STOCK

  The Common Stock is quoted under the symbol "BUTL" and is listed on the NASDAQ National Market System. As of March 18, 1995, there were approximately 4,376 holders of record of Common Stock. Not reflected in the number of record holders are persons who beneficially own shares or the Common Stock held in nominee or street name.

                                                   HIGH    LOW
        1994
         First Quarter                             $6.19  $4.38
         Second Quarter                             6.00   4.44
         Third Quarter                              6.38   4.63
         Fourth Quarter                             7.13   5.50

        1995
         First Quarter                             $7.75  $5.38
         Second Quarter                             7.13   5.88
         Third Quarter                              8.50   6.50
         Fourth Quarter                             8.06   4.00

        1996
         First Quarter (Through March 21, 1996)    $6.00  $4.63

  No cash dividends were declared on the Company's Common Stock during the years ended December 31, 1995 and 1994. The Company has no present intention of paying cash dividends during the year ending December 31, 1996.