Form 10-K, Exhibit 13
period 1996-01-31
BUTLER INTERNATIONAL INC /MD/
filed 1997-03-28
CIK 786765

                                                                EXHIBIT 13.1
MANAGEMENT'S DISCUSSION AND ANALYSIS
OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

RESULTS OF OPERATIONS

The Company achieved record earnings of $4.8 million, or $.72 per share, for the year ended December 31, 1996, compared with a net loss of $7.9 million, or $1.36 per share, for the year ended December 31, 1995, and net income of $1.7 million, or $.25 per share, for the year ended December 31, 1994.

The dramatic turnaround in the current year's results was driven by increased margins, decreased overhead, lower interest expenses and the absence of certain non-recurring charges recorded in 1995. The Company continues to benefit from its established strategy of growing its higher margin businesses while controlling overhead.

Net sales were $409.4 million for the year ended December 31, 1996, compared with $433.6 recorded in 1995. The decrease reflects the Company's actions taken in 1996 to exit certain unprofitable businesses and low margin contracts, particularly in the Contract Technical Services division ("CTS"). The 1996 sales in the Company's Telecommunications Services, Technology Solutions and Fleet Services operations increased by an aggregate 51%, solely on internal growth. That growth reflects the emphasis being placed on these higher than average margin businesses. As a result, gross margins for the 1996 year were 14.6% compared with 13.0% in 1995 and 13.6% in 1994.

Net sales for 1995 were $433.6 million, an increase of $40.3 million or 10% compared with net sales of $393.3 million for the year ended December 31, 1994. The 1995 increase was attributed to record sales achieved as the combined operating groups, excluding the CTS division, increased sales by 18% over 1994.

The Company's 1995 loss was largely due to its operations in the United Kingdom ("U.K."), Latin America and other non-recurring charges. The U.K. recorded an operating loss of $5.4 million in the fourth quarter, and a $4.5 million loss for the full year. As a result, in 1996, the Company chose to exit its U.K. Telecommunications, Utility, Pacific and South African operations. Proceeds from the sale of the U.K. Telecommunications and Pacific operations, which were completed in 1996, were sufficient to extinguish related liabilities and to cover the cost basis of assets sold. In the fourth quarter of 1995, the Company exited its Latin American operations and as a result, recorded a $1.5 million non-recurring charge, which consisted principally of non-cash charges for currency translation losses. The operating losses from these operations were approximately $0.7 million in 1995 compared with a profit of $0.1 million in 1994. Other non-recurring charges included $0.5 million of severance costs related to management personnel eliminated in 1995, and $0.7 million costs related to the relocation of the Company's billing, collection and other accounting functions. In addition, during 1995, marginal business units were discontinued including Butler Quality Services, Butler Airport Services, and Butler Canada. The operating losses from these operations were $0.1 million in 1995 and 1994.

Selling, General and Administrative ("SG&A") expenses decreased by $6.1 million, to $46.8 million, or 11.4% of sales for the year ended December 31, 1996, compared with $52.9 million, or 12.2% of sales for 1995 and $45.3 million, or 11.5% of sales for the year ended December 31, 1994. The 1996 savings were the direct result of cost reduction measures initiated in the fourth quarter of 1995, which included significant staff reductions, consolidation of senior management, and the elimination of marginal offices through consolidation or closure.

For the year ended December 31, 1996, interest expense was $5.2 million, compared with $6.5 million and $4.3 million for the years ended December 31, 1995 and December 31, 1994, respectively. The $1.3 million interest reduction in 1996 was the result of significantly improved controls on, and management of, the Company's accounts receivable investment, which decreased by $9.7 million on a year-to-year basis, allowing a reduction of its revolving credit facility to $31.3 million at December 31, 1996 from $40.5 million at December 31, 1995.

At December 31, 1996, the Company had approximately $8.6 million of net future tax deductions (temporary differences) for which a tax benefit has not been recognized in the financial statements. The Company does not anticipate paying significant federal income taxes in 1997, as a result of tax loss carryforwards and the reversal of temporary differences.


LIQUIDITY AND CAPITAL RESOURCES

The Company's primary sources of funds are generated from operations and borrowings under its Credit Facility. (See "Financing Activities"). Availability under the Credit Facility is based upon the amount of eligible receivables. As of December 31, 1996, $31.3 million was outstanding under the Credit Facility, and an additional $7.3 million was used to collateralize letters of credit. Proceeds from the Credit Facility are used by the Company to finance its internal business growth, working capital and capital expenditures. The credit facility excludes the U.K. operation, which has its own (pounds) 1.5 million facility.

Cash and cash equivalents decreased by $0.9 million during the year ended December 31, 1996. Cash inflows amounted to $10.7 million and were derived from net income before depreciation and amortization of $8.5 million, a decrease in working capital requirements of $1.5 million and proceeds from the exercise of stock options and warrants amounting to $0.7 million. Cash outflow totaled $11.6 million and was primarily due to a $10.7 million reduction in debt.

During the year ended December 31, 1996, the Company realized $0.7 million of net proceeds from the exercise of outstanding Common Stock Purchase Warrants and Options. As a result, 174,964 common shares were issued by the Company during the year.

Annual dividends paid, for the year ended December 31, 1996 on the Company's Series B Preferred Stock amounted to $0.2 million, and were paid in the form of additional shares of such preferred stock at the option of the holders.

In 1993, a subsidiary of the Company acquired the Company's corporate office complex in Montvale, New Jersey for approximately $9.4 million. This transaction was financed principally through the assumption of an existing mortgage of $6.75 million, bearing interest at 10 7/8%. In November 1996, the lender approved an extension of the mortgage note through April 30, 1998. The new terms of the extension include a reduced interest rate of 10%, an amortization schedule of 15 years, and a 1% extension fee. The Company will be pursuing long term refinancing of the mortgage in 1997. The debt is reflected in the current portion of long-term debt.

Management believes that cash flows from operations and availability under the Credit Facility will be sufficient to meet the Company's foreseeable cash requirements.



FINANCING ACTIVITIES

Effective September 30, 1996, the Company extended its Credit Facility with General Electric Capital Corporation ("GECC") to July 1, 1998. The Credit Facility provides the Company with up to $50.0 million in loans including $9.0 million for letters of credit. The sum of the aggregate amount of loans outstanding under the Credit Facility plus the aggregate amount available for letters of credit may not exceed the lesser of (i) $50.0 million or (ii) an amount equal to 85% of eligible receivables plus 75% of eligible pending receivables (which percentages are subject to adjustment from time to time by GECC). During the fourth quarter of 1996, the interest rate chargeable to the Company was reduced to 250 basis points above the 30 day commercial paper rate, a reduction of 50 basis points. Beginning January 1, 1997, additional interest reductions are available based upon the Company achieving certain financial results. The interest rate in effect at December 31, 1996 was 7.95% and the average interest rate during 1996 was 8.4%. The Company has guaranteed all obligations incurred or created under the Credit Facility. The Company is required to comply with certain affirmative and financial covenants. The Company is in compliance with the aforementioned covenants, as amended. As of December 31, 1996, $31.3 million was outstanding under the Credit Facility, and an additional $7.3 million was used to collateralize letters of credit.

BUTLER INTERNATIONAL, INC.
CONSOLIDATED BALANCE SHEETS
(in thousands except share data)

                                                                  December 31,
                                                               ------------------
                                                                 1996      1995
                                                               --------  --------
ASSETS
   Current assets:
     Cash                                                      $    229  $  1,097
     Accounts receivable, net of allowance for
       uncollectible accounts of $1,455 and $1,574               56,271    66,020
     Other current assets                                         4,452     3,345
                                                               --------  --------
          Total current assets                                   60,952    70,462

   Property and equipment, net                                   13,347    15,168
   Other assets                                                   1,138       654
   Excess cost over net assets of businesses
     acquired, net of accumulated amortization
     of $7,843 and $6,786                                        23,743    24,288
                                                               --------  --------
          Total assets                                         $ 99,180  $110,572
                                                               ========  ========
LIABILITIES AND STOCKHOLDERS' EQUITY
   Current liabilities:
     Accounts payable and accrued liabilities                  $ 21,145  $ 27,012
     Current portion of long-term debt                            7,766     9,347
                                                               --------  --------
          Total current liabilities                              28,911    36,359
                                                               --------  --------
   Long-term debt                                                31,342    40,480
                                                               --------  --------
   Other long-term liabilities                                    3,348     3,677
                                                               --------  --------
   Commitments and contingencies

   Stockholders' equity:
     Preferred stock, par value $.001 per share, authorized
       5,000,000:  Series B  7% Cumulative Convertible
       Preferred Shares, authorized 3,500,000;  issued
       2,627,025 at December 31, 1996 and 2,451,898
       at December 31, 1995  (Aggregate liquidation
       preference $2,627,025 at December 31, 1996
       and $ 2,451,898 at December 31, 1995)                          3         2
     Common stock, par value $.001 per share,
       authorized 83,333,333; issued and outstanding
       6,144,168 at December 31, 1996, and 5,993,783
       at December 31, 1995                                           6         6
     Additional paid-in capital                                  93,673    92,882
     Accumulated deficit                                        (58,112)  (62,727)
     Cumulative foreign currency translation adjustment               9      (107)
                                                               --------  --------
          Total stockholders' equity                             35,579    30,056
                                                               --------  --------
          Total liabilities and
             stockholders' equity                              $ 99,180  $110,572
                                                               ========  ========

The accompanying notes are an integral part of these consolidated financial statements.

BUTLER INTERNATIONAL, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands except per share data)


                                                  Year Ended December 31,
                                                ----------------------------
                                                  1996      1995      1994
                                                --------  --------  --------

Net sales                                       $409,353  $433,564  $393,250
Cost of sales                                    349,762   377,069   339,633
                                                --------  --------  --------
   Gross margin                                   59,591    56,495    53,617

Depreciation and amortization                      3,001     3,040     2,547
Selling, general and administrative expenses      46,763    52,911    45,251
Non recurring charges                                  -     2,680         -
                                                --------  --------  --------
   Operating income (loss)                         9,827    -2,136     5,819

Other income (expense):
   Interest and other income                         772       628       405
   Interest expense                               -5,215    -6,517    -4,256
                                                --------  --------  --------
   Income (loss)  before income taxes              5,384    -8,025     1,968

Income tax (benefit) expense                         593      -111       309
                                                --------  --------  --------
   Net income (loss)                            $  4,791   -$7,914  $  1,659
                                                ========  ========  ========
Net income (loss) per share:
   Primary                                         $0.72    -$1.36     $0.25
   Assuming full dilution                          $0.65         -     $0.25

Average number of common shares and dilutive
   common share equivalents outstanding
   Primary                                         6,417     5,943     5,935
   Assuming full dilution                          7,324      N/A      6,639



The accompanying notes are an intregal part of these consolidated financial statements.

BUTLER INTERNATIONAL, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

                                                                           Year Ended December 31,
                                                                          ----------------------------
                                                                             1996      1995      1994
                                                                          --------  --------  --------
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net income (loss)                                                        $  4,791   $(7,914) $  1,659
 Adjustments to reconcile net income (loss) to
  net cash provided by (used in) operating activities:
   Depreciation and excess purchase
    price amortization                                                       3,001     3,040     2,547
   Amortization of deferred financing
    and employee stock purchase
    plan loans                                                                 681       622       418
   Foreign translation                                                         116       488      (442)
 (Increase) decrease in assets,
  increase (decrease) in
  liabilities:
   Accounts receivable                                                       8,242    (2,871)  (20,561)
   Other current assets                                                     (1,107)     (226)      750
   Other assets                                                             (1,166)       39      (860)
   Current liabilities                                                      (8,420)    9,583     5,320
   Other long term liabilities                                                (329)     (591)     (660)
                                                                          --------  --------  --------
 Net cash provided by (used in) operating activities                         5,809     2,170   (11,829)
                                                                          --------  --------  --------
CASH FLOWS FROM INVESTING ACTIVITIES:
 Proceeds from sale of certain UK operations                                 5,454         -         -
 Capital expenditures                                                       (1,399)   (3,973)   (3,013)
 Cost of businesses acquired                                                  (512)     (569)   (1,354)
 Expenses paid in conjunction with
  discontinued operations                                                     (117)     (118)     (642)
                                                                          --------  --------  --------
 Net cash provided by (used in) investing activities                         3,426    (4,660)   (5,009)
                                                                          --------  --------  --------
CASH FLOWS FROM FINANCING ACTIVITIES:
 Net (payments) borrowings under
  financing agreements                                                     (10,628)    1,291    16,746
 Net proceeds from the exercise of
  common stock warrants and options                                            709       209     1,566
 Payments on headquarters building debt                                        (22)      (73)     (998)
 Repurchase common stock                                                      (162)     (125)        -
 Payment of dividends on
  preferred stock                                                                -         -       (99)
                                                                          --------  --------  --------
 Net cash (used in) provided by financing activities                       (10,103)    1,302    17,215
                                                                          --------  --------  --------
 Net (decrease) increase in cash
  and cash equivalents                                                        (868)   (1,188)      377
 Cash and cash equivalents,
  beginning of period                                                        1,097     2,285     1,908
                                                                          --------  --------  --------
 Cash and cash equivalents,
  end of period                                                           $    229  $  1,097  $  2,285
                                                                          ========  ========  ========

The accompanying notes are an intregal part of these consolidated financial statements.

BUTLER INTERNATIONAL, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(in thousands except share data)

                                                                                                 CUMULATIVE
                                                     SERIES B            7 1/2% SR.     ADD'L      FOREIGN    ACCUMUL-    TOTAL
                                  COMMON STOCK    PREFERRED STOCK     PREFERRED STOCK   PAID-IN    EXCHANGE    LATED   STOCKHOLDERS'

                              SHARES    AMOUNT   SHARES     AMOUNT    SHARES    AMOUNT  CAPITAL   ADJUSTMENT  DEFICIT     EQUITY

Balance at December 31,
1993                         5,134,813      $5  2,133,433      $2     1,500       -    $90,890    -$153       -$56,054     $34,690

Forgive employee loans               -       -         -       -         -        -         25       -              -           25
Issuances of Common Stock
                               393,845       1         -       -         -        -      1,565       -              -        1,566
Convert Preferred Stock to
 Common                        375,000       -         -       -     -1,500       -         -1       -              -           -1
Dividends Paid                       -       -    155,445      -         -        -        156       -            -255         -99
Current Year Foreign
 Currency
   Adjustments                       -       -         -       -        -         -          -     -442             -         -442
Net income                           -       -         -       -        -         -          -       -           1,659       1,659
                             ---------     ---  ---------     ---  -------  --------    -------     ---       --------     -------
Balance at December 31,
 1994                        5,903,658      6   2,288,878       2       -         -      92,635    -595        -54,650      37,398

Issuances of Common Stock      110,083      -          -       -        -         -         494      -              -          494
Loans issued for exercise
   of options                      -        -          -       -        -         -        -285      -              -         -285
Repurchase and retire
   shares                     -19,958       -          -       -        -         -        -125      -              -         -125
Dividends Paid                     -        -     163,020      -        -         -         163      -            -163          -
Current Year Foreign Currency
   Adjustments                     -        -          -       -        -         -          -      488             -          488
Net loss                           -        -          -       -        -         -          -       -          -7,914      -7,914
                             --------      ---  ---------     ---  -------  --------    -------     ---       --------     -------

Balance at December 31,
   1995                    5,993,783        6   2,451,898       2        -         -     92,882    -107        -62,727      30,056
Forgive employee loans            -          -          -      -         -         -         69      -              -           69
Issuances of Common Stock    174,964         -          -      -         -         -        709      -              -          709
Repurchase and retire
   shares                    -24,579         -          -      -         -         -       -162      -              -         -162
Dividends Paid                    -          -     175,127      1        -         -        175      -            -176          -
Current Year Foreign
   Currency Adjustments           -          -          -      -         -         -         -      116             -          116
Net income                        -          -          -      -         -         -         -       -           4,791       4,791
                           ---------      ---    ---------  ---    --------  --------   -------     ---       --------     -------
Balance at December 31,
   1996                    6,144,168       $6    2,627,025   $3          -         -    $93,673      $9       -$58,112     $35,579
                           =========      ===    =========  ===    ========  ========   =======     ===       ========     =======

The accompanying notes are an intregal part of these consolidated financial statements.

BUTLER INTERNATIONAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES:

Consolidation and Presentation

The consolidated financial statements include the accounts of Butler International, Inc. ("the Company") and all its wholly-owned subsidiaries. Significant intercompany balances and transactions have been eliminated. Certain amounts from prior years' consolidated financial statements have been reclassified in the accompanying consolidated financial statements to conform with the current year presentation.

Business

The Company operates in one business segment which is principally engaged in the location, recruitment and hiring of a wide variety of skilled engineers, computer and other technical personnel to provide services on a temporary basis to industrial, telecommunication, service corporations as well as other organizations.

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

Property and Equipment

Property and equipment are recorded at cost, which, for assets acquired through the Company's corporate acquisitions, represents the fair value at date of acquisition. Depreciation is provided on a straight-line basis over the estimated useful lives of the assets, which generally range between one and ten years except for the Montvale building which has a thirty year life.

Excess Cost Over Net Assets of Businesses Acquired

Excess cost over net assets of businesses acquired is being amortized using the straight-line method generally over forty years from the date of acquisition. Management routinely evaluates the recovery of goodwill with reference to estimates of future profitability and operating cash flow. Such estimates, on an undiscounted basis, are applied to the unamortized balance of goodwill. Should the results of this analysis indicate that impairment is likely, the Company will recognize a charge to operations at that time.

Revenue Recognition

The Company's net sales relate to net service revenues of its wholly-owned subsidiaries. Service revenues are recognized upon performance of such services at amounts expected to be ultimately realized.

Inventory

Inventory is valued at the lower of cost or market. Cost is determined by using an average cost per unit. Inventory in the amount of $361,000 and $2.3 million for 1995 and 1996, respectively, is included in other current assets.

Earnings Per Common Share

Primary earnings (loss) per common share are determined by dividing net income
(loss) (after deducting preferred stock dividends) by the weighted average number of common shares outstanding and dilutive common stock equivalents. On a fully-diluted basis, both earnings and shares outstanding are adjusted to assume the conversion of convertible preferred stock at the beginning of the period presented. Fully-diluted earnings per share for the year ended December 31, 1995 are not shown since the effect of the conversion of preferred stock was anti-dilutive.

Foreign Currency Translation

For foreign operations, the assets and liabilities are translated at the current exchange rates, while income and expenses are translated at the average exchange rates for the period. Resulting translation gains and losses are reported as a component of stockholders' equity.

NOTE 2 - PROPERTY AND EQUIPMENT:

Property and equipment is summarized as follows (in thousands):

                                                     1996       1995
                                                   ---------  ---------
Land                                               $  5,662   $  5,662
Buildings                                             4,168      4,168
Machinery, motor vehicles, and office equipment      14,768     17,022
Leasehold improvements                                1,591      1,615
                                                   --------   --------
                                                     26,189     28,467

Less accumulated depreciation                       (12,842)   (13,299)
                                                   --------   --------

Property and equipment, net                        $ 13,347   $ 15,168
                                                   ========   ========


Depreciation expense for the years ended December 31, 1996, 1995, and 1994 was $1,944, $2,042, and $1,661, respectively.


NOTE 3 - CURRENT LIABILITIES:

Accounts payable and accrued liabilities are summarized as follows (in thousands):

                                                      1996     1995
                                                    -------  -------
Accounts payable                                    $ 5,917  $ 7,523
Accrued compensation                                  3,825    6,264
Accrued pension and 401(k) contributions              2,750    1,198
Taxes other than income taxes                         2,436    4,963
Insurance related payables                            1,393      270
Deferred compensation                                   582      637
Accrued lease obligations                               445    1,229
Other                                                 3,797    4,928
                                                    -------  -------

Accounts payable and accrued liabilities            $21,145  $27,012
                                                    =======  =======

NOTE 4 - OTHER LONG-TERM LIABILITIES:

Other long-term liabilities are summarized as follows (in thousands):

                                                      1996    1995
                                                     ------  ------

Long-term insurance-related liabilities              $2,914  $3,289
Other                                                   434     388
                                                     ------  ------

Other long-term liabilities                          $3,348  $3,677
                                                     ======  ======

NOTE 5 - LONG-TERM DEBT:

Long-term debt is summarized as follows (in thousands):

                                                      1996       1995
                                                  ---------  ---------

Credit Facility, due July, 1998                     $31,342    $40,480
UK Credit Facility                                      889      2,295
Note payable, due August, 1996                            -        153
Notes payable related to headquarters facility
  purchase                                            6,877      6,899
                                                    -------    -------

                                                     39,108     49,827
Less current portion                                 (7,766)    (9,347)
                                                    -------    -------
Long-term debt                                      $31,342    $40,480
                                                    =======    =======

Credit Facility

     Effective September 30, 1996, the Company extended its Credit Facility with General Electric Capital Corporation ("GECC") to July 1, 1998. This Credit Facility, as amended, provides the Company with up to $50.0 million in loans including $9.0 million for letters of credit. The sum of the aggregate amount of loans outstanding under the Credit Facility plus the aggregate amount available for letters of credit may not exceed the lesser of (i) $50.0 million or (ii) an amount equal to 85% of eligible receivables plus 75% of eligible pending receivables (which percentages are subject to adjustment from time to time by GECC). During the fourth quarter, the interest rate chargeable to the Company was reduced to 250 basis points above the 30 day commercial paper rate, a reduction of 50 basis points. Beginning January 1, 1997, additional interest reductions are available based upon the Company achieving certain financial results. The interest rate in effect at December 31, 1996 was 7.95% and the average interest rate during 1996 was 8.4%. The Company has guaranteed all obligations incurred or created under the Credit Facility. The Company is required to comply with certain affirmative and financial covenants. The Company is in compliance with the aforementioned covenants, as amended. As of December 31, 1996, $31.3 million was outstanding under the Credit Facility, and an additional $7.3 million was used to collateralize letters of credit.

U.K. Credit Facility

     The Company's U.K. operation has a credit facility with TSB Commercial Finance Ltd. which provides up to (Pounds)1.5 million in loans. The total amount of loans outstanding under this facility may not exceed 80% of eligible receivables. The interest rate chargeable to the Company is 8%. The balance outstanding as of December 31, 1996 was (Pounds)525,000 or $889,000.


Facility Purchase

        In May 1993, the Company, through its wholly-owned subsidiary, Butler of New Jersey Realty Corp. ("BNJRC"), acquired its corporate office complex in Montvale, New Jersey for approximately $9.4 million. BNJRC financed this transaction principally through the assumption of an existing mortgage as well as issui ng short and long-term notes.

        The Company issued an unsecured promissory note in the amount of $510,000 payable to North American Investment Realty of New Jersey, Inc. with an interest rate of 9 7/8% per annum. Principal payments were made in 1994, 1995 and 1996 bringing the balance down to $127,000. In 1996, the Company exercised its options to extend the term of the note

        Pursuant to the mortgage agreement, a note for $6.75 million was issued to CNA Insurance Company. The note bears interest at a fixed rate per annum of 10 7/8%. The principal balance of the note was due on October 31, 1996. Effective November 7, 1996, the Company entered into an agreement to extend the mortgage note through April, 1998. The new terms include an interest rate of 10% and an amortization schedule of 15 years. The note is secured by the corporate office complex and is guaranteed by the Company. The Company will pursue long-term refinancing of the mortgage in 1997.

        In 1995, the Company issued a promissory note in the amount of $250,000 payable to the Mercantile Bank of St. Louis National Association bearing interest at the rate of 6.83% per annum in connection with its relocation of certain financial and administrative functions from Montvale, NJ to Lake St. Louis, MO. The outstanding balance at December 31, 1995 was $153,000. The remaining balance of the note was paid off in 1996.

        Maturities of long-term debt of $31.3 million are due in 1998.

NOTE 6 - COMMON STOCK:

        In 1995 and 1996, the Company received net proceeds of $116,625 and $618,588, respectively, from the exercise of 28,000 and 143,714 common stock purchase warrants. At December 31, 1996, the Company had 300,008 common stock purchase warrants outstanding with exercise prices ranging from $3.62 to $6.00 per share and expiration dates from April, 1997 to July, 2003.

        The Company received proceeds of $12,891, $345,203 and $123,750 in 1994, 1995 and 1996, respectively, from the exercise of 4,125, 75,833 and 37,500 options granted under various stock option plans.

Also in 1995 and 1996 the Company repurchased and retired 19,958 and 24,579 shares of its common stock.


NOTE 7 - CUMULATIVE CONVERTIBLE PREFERRED STOCK:

        The Company's 7 1/2% Senior Cumulative Convertible Preferred Stock ("Senior Preferred Shares") accrued dividends at the rate of 7 1/2% per annum based upon a liquidation value of $1,000 per share, payable semi-annually on the last day of June and December of each year in cash. In 1994, dividends in the amounts of $99,247 were paid to the holders of Senior Preferred Shares. In 1994, all holders of Senior Preferred Shares exercised their option and converted the 1,500 Senior Preferred Shares into 375,000 shares of common stock.

        The Company's Series B Cumulative Convertible Preferred Stock ("Series B Preferred Shares") accrues dividends at the rate of 7% per annum, based upon a liquidation value of $1.00 per share, payable in cash or kind at the option of the holder. In 1994, 1995 and 1996, dividends in kind amounting to $155,445, $163,020, and $175,127, respectively, were paid to the holders of Series B Preferred Shares. Series B Preferred Shares are convertible at a ratio of one Series B Preferred Share to .285 Common Shares.


NOTE 8 - STOCK OPTIONS

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

        The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and other related interpretations in accounting for its stock option plans. No compensation expense has been recognized for these plans. Had compensation cost been determined based upon the fair value at grant date consistent with the methodology prescribed under SFAS No. 123, "Accounting for Stock Based Compensation", the Company's net income and earnings per share would have been reduced by approximately $227,000, or $.04 per share, and $311,000, or $.05 per share for 1995 and 1996, respectively. The weighted average fair value of options granted during 1995 and 1996 is estimated as $4.42 and $4.27, respectively, on the date of grant using the Black-Scholes option-pricing model with the following assumptions for 1995 and 1996, respectively: volatility of 71% and 43%, risk free interest rates of 6.82% and 6.76%, assumed forfeiture rates of 13.2% and expected lives of 6.76 years. Changes in stock options outstanding are as follows:

Qualified Stock Options

                                     1996                          1995                            1994
                             -----------------------       ----------------------           ---------------------
                             Shares        Price (a)       Shares       Price (a)           Shares      Price (a)
                             ------        -----           ------       -----               ------      -----
Outstanding balance at
   beginning of year         430,168       $ 4.73          345,001      $4.07               324,126       $3.98
Granted                       30,000         9.63          132,000       6.04                25,000        5.00
Exercised                    (37,500)        3.30          (15,833)      3.80                (4,125)       3.13
Canceled                     (44,833)        4.85          (31,000)      3.13                     -           -
Transferred                  (12,000)        7.00                -          -                                 -
                             -------       ------          -------      -----               -------       -----
Outstanding at end
    of year                  365,835       $ 5.19          430,168      $4.73               345,001       $4.07
                             =======                       =======                          =======
Options exercisable at
    end of year              253,917       $ 4.70          267,418      $4.36               241,667       $4.02
                             =======                       =======                          =======

Non-Qualified Stock Options
                                     1996                          1995                            1994
                             -----------------------       ----------------------           ---------------------
                             Shares        Price (a)       Shares       Price (a)           Shares      Price (a)
                             ------        -----           ------       -----               ------      -----
Outstanding balance at
   beginning of year         145,833       $6.18           165,833      $5.60               115,833     $5.91
Granted                      165,000        7.40            40,000       6.44                50,000      4.88
Exercised                          -           -           (60,000)      4.75                     -         -
Canceled                           -           -                 -          -                     -         -
Transferred                   12,000        7.00                 -          -                               -
                              ------                       -------                          -------
Outstanding at end
    of year                  322,833       $6.83           145,833      $6.18               165,833     $5.60
                            --------                       -------                          -------
Options exercisable at
    end of year              222,833       $6.70           145,833      $6.18               160,833     $5.60
                             =======       =====           =======      =====               =======     =====

(a) Weighted average exercise price

As of December 31, 1996, the 688,668 stock options outstanding have exercise prices between $3.13 and $10.02 and a weighted average remaining contractual life of 6.7 years.

NOTE 9 - EMPLOYEE STOCK PURCHASE PLAN:

The Butler International, Inc. 1990 Employee Stock Purchase Plan (the "Plan") made available $2.5 million for loans to officers, directors, and other key employees to purchase Company stock. Except for the loans to outside directors, the Company, subject to the Plan provisions, may reduce the amount due with respect to each loan by twenty-five percent of the original principal balance on successive anniversary dates of the loan, provided that the employee remains employed by the Company or one of its subsidiaries on such anniversary dates, or has not terminated his employment for other than a reason permitted by the Plan. The shares acquired by the outside directors pursuant to the Plan were subject to forfeiture ratably under certain conditions. During 1996, plan loans totaling $68,726, previously granted to employees who have been terminated, were forgiven and charged to expense.


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

Pension expense consisted of the following
(in thousands):

                                                1996        1995        1994
                                               -----       -----       -----
Service cost-benefits earned during the
  period                                        $432        $543        $480
Interest cost on projected benefit
  obligations                                    250         213         178
Actual return on assets                         (194)       (159)        (46)
Net amortization and deferral                     99          99         (26)
                                               -----       -----       -----
Net pension expense                            $ 587       $ 696       $ 586
                                               =====       =====       =====

Assumptions used in determining net pension
  expense were:
                                                1996        1995        1994
                                               -----       -----       -----
Discount rate                                  7.25%       7.25%        8.5%
Rates of increase in compensation levels          4%          4%          4%
Expected long-term rate of return on assets       9%          9%         10%

The following table sets forth the funded status and amount recognized in the balance sheets (in thousands):

                                                            1996        1995
                                                           -----       -----
Actuarial present value of benefit obligations:
Vested benefit obligation                                $ 1,945     $ 1,996
                                                          ------      ------
Accumulated benefit obligation                           $ 2,709     $ 2,231
                                                          ------      ------

Plan assets at fair value                                $ 2,686     $ 2,059
Less projected benefit obligation                          4,134       3,691
                                                          ------      ------

Projected benefit obligation in excess of plan assets     (1,448)     (1,632)

Unrecognized net gain                                       (107)       (238)
Prior service cost not yet recognized in
  net periodic pension cost                                1,183       1,282
                                                          ------      ------

Accrued liability recognized in
  the financial statements                               $  (372)    $  (588)
                                                          ======      ======

At December 31, 1996, approximately 53% of plan assets were held in fixed income investments and 47% in equity investments compared to 69% in fixed investments and 31% in equity investments at December 31, 1995.

Postemployment and Postretirement Benefits

The Company currently does not provide postemployment and postretirement benefits other than pensions.

401(K) Plan

The Company provides a non-contributory 401(K) savings plan. At its option, the Company may contribute to the plan. The Company did not make any contributions to the plan in 1996, 1995 and 1994.


NOTE 11 - INCOME TAXES:

The income tax expense (benefit) included in the Consolidated Statements of Operations consists of the following
(in thousands):
                                                1996        1995        1994
                                               -----       -----       -----
Current taxes:
        Federal                               $  130     $   32      $    38
        State                                    463         73          137
        Foreign                                    -       (216)         134
                                               -----      -----        -----
Income tax (benefit) expense                  $  593     $ (111)     $   309
                                               =====      =====        =====

SFAS No. 109 requires that a valuation allowance be recorded and offset against the deferred tax assets if, based on existing facts and circumstances, it is more likely than not that some portion or all of the deferred asset will not be realized. To date, the Company has provided a 100% valuation allowance. Consequently, the Company's net deferred tax assets remain unchanged from December 31, 1995. However, individual components (temporary differences and carryforwards) giving rise to this asset have changed. The principal changes have been an increase in temporary differences (deferred tax assets) and utilization of U.S. net operating loss carryforwards. As a result, at December 31, 1996 and December 31, 1995, the Company had approximately $8.6 million and $8.0 million, respectively, of net future tax deductions (temporary differences) for which a tax benefit has not been recognized in the financial statements. The tax effected temporary differences and carryforwards which give rise to deferred tax assets and valuation allowances are as follows (in thousands):

                                                 1996        1995
                                              -------      ------
Allowance for doubtful accounts               $   444      $  428
Deferred compensation                             233         258
Depreciation and amortization                     360         325
Accruals for exiting and discontinued
  operations                                       54         102
Accrual for termination and exiting
  operations                                      105         541
Accruals for workers compensation               1,510         714
Other items                                       744         852
Capital loss carryforwards                      1,840       1,876
Tax loss carryforwards:
   U.S. regular operating losses                2,240       4,280
   U.S. SRLY operating losses                   4,800       5,160
   U.K.  regular operating losses               1,056       1,320
Tax credit carryforwards                          729         607
Valuation allowance                           (14,115)    (16,463)
                                              -------     -------
Net deferred tax asset (liability)           $      0    $      0
                                              =======     =======

        A reconciliation between the income tax expense (benefit) compared by applying the federal statutory rate to income (loss) from continuing operations before income taxes to the actual expense (benefit) is as follows:


                                                1996        1995        1994
                                            --------    --------    --------

Income tax (benefit) expense at
 statutory rate                                34.0%     (34.0)%       34.0%
Amortization of excess of cost over
 net assets of businesses acquired              4.0        2.7         11.4
Limitation on utilization (utilization)
 of net operating loss and credit
 carryforwards                                (37.6)      24.2        (40.6)
State income tax expense net of
 federal tax benefit                            8.4         .9          6.8
Other, including foreign rate differential      2.2        4.8          4.1
                                               ----       ----         ----

        Effective tax rate                     11.0%      (1.4)%       15.7%
                                               ====       ====         ====

U.S. net operating loss carryforwards from 1993, 1992, 1991 and from separate return limitation years (SRLY) are available to reduce future taxable income, subject to applicable Internal Revenue Service carryforward rules and limitations. U.K. net operating loss carryforwards from 1995 and 1996 are available to reduce future U.K. taxable income. U.K. tax law provides an unlimited life for net operating loss carryforwards. The benefit of these net operating losses have not been recognized for financial reporting purposes. These carryforwards expire as follows (in thousands):

                U.S.-SRLY             U.S.-Regular              U.K.
Year of         Net Operating         Net Operating         Net Operating
Expiration         Loss                  Loss                  Loss
----------         ----                  ----                  ----

1997             $  700                $    -               $     -
1998              2,600                     -                     -
1999              5,200                     -                     -
2000              3,500                     -                     -
2006                  -                     -                     -
2007                  -                 2,400                     -
2008                  -                 3,200
Indefinite            -                     -                 3,200
                 ------                ------                ------

                $12,000               $ 5,600                $ 3,200
                 ======                ======                 ======

The Company has capital loss carryforwards for financial reporting and tax reporting purposes of approximately $4.6 million expiring in 1997 which are available to offset future capital gains, if any. The Company has regular tax credit carryforwards for financial reporting and/or tax reporting purposes of approximately $729,000 expiring from 2000 onward.

NOTE 12 - COMMITMENTS AND CONTINGENCIES:

The Company has operating leases for office space and various computer equipment. Estimated minimum future rental commitments under non-cancelable leases at December 31, 1996 are as follows (in thousands):

                        1997            $3,357
                        1998             2,717
                        1999             1,935
                        2000               796
                        2001               315
                        Thereafter          96
                                        ------
                        Total           $9,216
                                        ======

Substantially all of the leases provide for increases based upon use of utilities and lessors' operating expenses. Total rent expense for the years ended December 31, 1996, 1995 and 1994 was approximately $3.9 million, $4.0 million and $4.1 million, respectively.

The Company and its subsidiaries are parties to various legal proceedings and claims incidental to its normal business operations for which any material liability, beyond that which is recorded, is remote except for the following matter. In 1995, the Company filed a complaint against CIGNA Property and Casualty Insurance Company alleging negligence, breach of contract, breach of fiduciary duty, and negligent misrepresentation arising out of CIGNA's and other defendants' acts and omissions in the processing, handling and investigation of claims against the Company under general liability and workmen's compensation insurance contracts. The defendants filed an answer, new matter and counterclaim denying the Company's allegations, asserting certain affirmative defenses, and alleging that the Company has failed to pay retrospective premiums amounting to approximately $7.6 million. On March 14, 1997, CIGNA notified the Company that it intended to draw down on three letters of credit, posted by the Company, in the aggregate amount of approximately $2.9 million. This amount is fully reserved by the Company.


NOTE 13 - RELATED PARTY TRANSACTIONS:

Three non-employee directors have non-interest bearing notes payable to the Company, totaling $952,200 in connection with common stock purchased pursuant to various stock option plans. In 1990, the Chairman issued a $155,000 non-interest bearing note due in 1998 to purchase 35,880 shares of the Company's common stock. Notes of $84,000 by the Chairman and $42,000 by each of three outside directors were issued to purchase stock pursuant to the 1990 Employee Stock Purchase Plan ("ESPP"). As of December 31, 1996 and 1995, a balance under a note from a non-employee director was $105,629 and $100,312, respectively, relating to the purchase of common stock.

During 1996, 1995 and 1994, the Company paid or accrued $519,000, $346,000 and $654,000, respectively, in fees and expenses to McBreen, McBreen & Kopko, its outside counsel.

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

NOTE 14 - SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

During 1996, 1995 and 1994, the Company received $62,000, $18,000 and $77,000, respectively, in federal, state and foreign income tax refunds.

Cash paid for interest and federal, state and foreign income taxes for the years ended December 31, 1996, 1995 and 1994 is as follows (in thousands):

                          1996           1995          1994
                        ------         ------        ------

        Interest        $4,767         $5,711        $3,649
        Income taxes      $144           $304          $242


NOTE 15 - INFORMATION ABOUT THE COMPANY'S FOREIGN OPERATIONS:

(in thousands):
                                  1996           1995          1994
                                ------         ------        ------

        Net Sales              $21,280        $42,354       $39,657
        Operating Income
          (loss)                  (942)        (5,013)        1,608
        Identifiable Assets      2,773          9,226        12,453

Operating income (loss) consists of earnings (losses) from continuing operations before interest expense, corporate expenses and income taxes. Identifiable assets consist of total assets excluding any intercompany receivables or payables employed by the Company's foreign operations. Foreign operations consist principally of the United Kingdom. During 1996, the Company completed the sale and disposal of the U.K. telecommunications, Indonesian and South African operations of its United Kingdom subsidiary.


NOTE 16 - NON-RECURRING CHARGES:

In 1995, the Company recorded non-recurring charges totaling $2.7 million, consisting of $1.5 million of expenses and reserves in connection with the sale and exiting of certain of its foreign and non strategic operations, one-time costs of approximately $650,000 related to the relocation of its payroll, billing, accounts payable, collections and other administrative functions, and $535,000 of costs related to the termination of certain management level personnel. The foreign and non strategic operations that were ceased in the fourth quarter of 1995 included Butler Telecom's operations in Mexico and Venezuela, Butler Quality Services, Butler Airport Services and the Butler Canadian operations. The operating results for these operations, excluding the loss on disposal, are shown below (in thousands):

                                1995       1994
                              ------     ------

Net sales                    $ 4,577    $ 9,458
Gross margin                     839      2,284
Depreciation and
   amortization                   23         42
Selling, general and
   administrative expense      1,615      2,066
Other (income) expense           (45)       148
Income (loss) before
   interest and taxes        $  (754)    $   28

NOTE 17 - INTERIM FINANCIAL INFORMATION:
(in thousands, except per share data) (unaudited)

1996 QUARTERS          FIRST    SECOND     THIRD    FOURTH
-------------        -------   -------   -------    ------

Operations:
-----------
Net Sales           $100,671  $105,379  $103,054  $100,249
Gross Margin          13,888    15,354    15,321    15,028
Net income               512     1,316     1,479     1,484
                     -------   -------   -------   -------

Per share data:
---------------
Primary earnings
  per share         $   0.08  $   0.20  $   0.22  $   0.22
                     -------   -------   -------   -------


1995 QUARTERS          FIRST    SECOND     THIRD    FOURTH
-------------        -------   -------   -------    ------

Operations:
-----------
Net Sales           $116,294  $110,514  $108,222   $98,534
Gross margin          14,836    16,290    15,446     9,923
Non-recurring
  charges               (125)     (205)     (163)   (2,187)
Net income (loss)        451     1,167        83    (9,615)
                     -------   -------   -------    ------

Per share data:
--------------------
Primary earnings
  (loss) per share  $   0.07  $   0.18  $   0.01   $ (1.61)
                     -------   -------   -------    ------

INDEPENDENT AUDITORS' REPORT


THE BOARD OF DIRECTORS AND STOCKHOLDERS OF BUTLER INTERNATIONAL, INC.:

We have audited the accompanying consolidated balance sheets of Butler International, Inc. as of December 31, 1996 and December 31, 1995, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Butler International, Inc. as of December 31, 1996 and December 31, 1995, and the results of their operations and cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.




/s/ Deloitte & Touche LLP
-------------------------
Parsippany, New Jersey
March 19, 1997

SELECTED CONSOLIDATED FINANCIAL INFORMATION
(in thousands, except per share data)

                                  1996         1995         1994         1993         1992
                              --------     --------     --------     --------      --------
Operations Data:
Net sales                     $409,353     $433,564     $393,250     $307,715      $267,581
Gross margin                   $59,591      $56,495      $53,617      $41,744       $34,116
Income (loss) from continuing
  operations                    $4,791      -$7,914 (a)   $1,659       $1,227       -$4,561
Income (loss) from discontinued
  operations                         -            -            -      -$3,427         -$182
                              --------     --------     --------     --------      --------
Net income (loss)               $4,791      -$7,914 (a)   $1,659      -$2,200       -$4,743

Per Share Data:
Income (loss) per share:
  Continuing operations       $   0.72       -$1.36     $   0.25      $  0.20        -$1.03
  Discontinued operations            -            -            -       -$0.70        -$0.04
                              --------     --------     --------     --------      --------
Net income (loss) per share   $   0.72       -$1.36     $   0.25       -$0.50        -$1.07
                              ========     ========     ========     ========      ========
Weighted average number of
  shares outstanding             6,417        5,943        5,935        4,928         4,477

Balance Sheet Data:
Working capital                $32,041     $ 34,103     $ 48,155      $34,753       $28,841
Total assets                   $99,180     $110,572     $107,810      $85,381       $69,406
Long-term debt                 $31,342     $ 40,480     $ 45,746      $32,151       $18,378
Total liabilities              $63,601     $ 80,516     $ 70,412      $50,691       $35,906
Stockholders' equity           $35,579     $ 30,056     $ 37,398      $34,690       $33,500

(a) 1995 includes $2,680 of non-recurring charges (See Note 16).

MARKET INFORMATION ON BUTLER'S COMMON STOCK

    The Common Stock is quoted under the symbol "BUTL" and is listed on the NASDAQ National Market System. As of March 19, 1997, there were approximately 4,186 holders of record of Common Stock. Not reflected in the number of record holders are persons who beneficially own shares of the Common Stock held in nominee or street name.
                                             HIGH      LOW
1995
  First Quarter                              $7.75    $5.38
  Second Quarter                              7.13     5.88
  Third Quarter                               8.50     6.50
  Fourth Quarter                              8.06     4.00

1996
  First Quarter                              $6.00    $4.63
  Second Quarter                              9.50     5.50
  Third Quarter                               9.88     6.25
  Fourth Quarter                             11.38     9.25

1997
  First Quarter (Through March  18, 1997)   $13.75   $10.00

    No cash dividends were declared on the Company's Common Stock during the years ended December 31, 1996 and 1995. The Company has no present intention of paying cash dividends during the year ending December 31, 1997

32