Form 10-K405, Exhibit 13
period 1997-12-31
BUTLER INTERNATIONAL INC /MD/
filed 1998-03-27
CIK 786765

                                                                    EXHIBIT 13.1
MANAGEMENT'S DISCUSSION AND ANALYSIS
OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

RESULTS OF OPERATIONS

     The Company recorded earnings of $8.7 million for the year ended December 31, 1997, compared with $4.8 million for the year ended December 31, 1996, and a net loss of $7.9 million for the year ended December 31, 1995. The 1997 results include a tax benefit of $2.0 million as described below. Net income, excluding the tax benefit, was $6.7 million or 40% greater than 1996. Basic earnings
(loss) per share were $1.37 in 1997 compared with $.76 in 1996 and ($1.36) in 1995. On a diluted basis, earnings per share increased to $1.16 per share in 1997 from $.67 reported in 1996.

     The increase in earnings before the tax benefit was driven by higher margins and lower interest expense. Gross margins in 1997 were 15.8% versus 14.6% in 1996 and 13.0% in 1995. The increase in margins on a year to year basis were fueled principally by increased volume from the higher end Technology Solutions and Telecommunications Services businesses. Further providing earnings improvement was an overall increase in hourly billing rates, representative of the Company's focus on its higher end business. Also contributing to higher earnings in 1997 was a decrease in interest cost, which was principally due to reduced borrowings.

     Net sales were $425.0 million for the year ended December 31, 1997, compared with $409.4 million recorded in 1996, and $433.6 million for the year ended December 31, 1995. Growth in the current year was attributable to a 16% increase in the Company's Technology Solutions operation and a 15% increase in the Telecommunications Services unit, which more than offset a planned decrease of 1% in the Contract Technical Services business ("CTS"). The decrease in 1996 was due to the Company's actions taken to exit certain unprofitable businesses and low margin contracts, particularly in the CTS division. However, the 1996 sales in the Company's Telecommunications Services, Technology Solutions and Fleet Services operations increased by an aggregate 51%, based solely on internal growth. That growth reflected the emphasis placed on the higher than average margin businesses.

     The Company's 1995 loss was largely due to its operations in the United Kingdom ("U.K."), and Latin America and other non-recurring charges. The U.K. recorded an operating loss of $4.5 million in 1995. As a result, the Company chose to exit its U.K. Telecommunications, Utility, Pacific and South African operations. In 1995, the Company exited its Latin American operations and, as a result, recorded a $1.5 million non-recurring charge. Other non-recurring charges included $0.5 million of severance costs related to management personnel eliminated in 1995, and $0.7 million in costs related to the relocation of the Company's billing, collection and other accounting functions. In addition, marginal business units were discontinued including Butler Quality Services, Butler Airport Services, and Butler Canada. The operating losses from these marginal operations were $0.1 million in 1995.

     Selling, general and administrative ("SG&A") expenses increased to $52.6 million for the year ended December 31, 1997, compared with $46.8 million and $52.9 million for the years ended December 31, 1996 and 1995, respectively. The 1997 increase is a direct result of the Company's efforts to grow its higher margin business units and further develop its internal systems. Management continues to closely monitor its overhead expenses.

     For the year ended December 31, 1997, interest expense was $4.2 million, compared with $5.2 million and $6.5 million for the years ended December 31, 1996 and December 31, 1995, respectively. The $1.0 million interest reduction in 1997 was principally due to reduced borrowings. The outstanding balance on the Company's revolving credit facility was $21.0 million at December 31, 1997, compared to $31.3 million at December 31, 1996.

     In 1997, the Company recorded an income tax benefit of $2.0 million which resulted from the recording of deferred tax assets related to the expected future tax benefit of certain loss carryforwards and temporary differences in accordance with the provisions of Financial Accounting Standards Board ("FASB") SFAS 109. By December 31, 1997, the Company had two consecutive years of profitability. In addition, the Company renegotiated its financing and obtained significant operational efficiencies and improvements. The Company now believes that it is more likely than not that a portion of the December 31, 1997 deferred tax assets will be realized. Therefore, the valuation allowance was reduced and an income tax benefit was recorded.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's primary sources of funds are generated from operations and borrowings under its Credit Facility. (See "Financing Activities"). Availability under the Credit Facility is based upon the amount of eligible receivables. As of December 31, 1997, $21.0 million was outstanding under the Credit Facility, and an additional $5.5 million was used to collateralize letters of credit. Proceeds from the Credit Facility are used by the Company to finance its internal business growth, working capital and capital expenditures. The credit facility excludes the U.K. operation, which has its own (Pounds)1.5 million facility. In November 1997, the Credit Facility was extended through July 2001 and amended to include a $15.0 million acquisition facility.

     Cash and cash equivalents increased by $0.7 million during the year ended December 31, 1997. The major components of cash inflows were net income before depreciation and amortization of $11.7 million, a decrease in working capital requirements of $3.9 million and net proceeds from the exercise of stock options and warrants amounting to $0.8 million. Cash outflows were primarily due to a $10.7 million reduction in debt, capital expenditures of $3.0 million, and acquisition related payments of $2.0 million.

     During the year ended December 31, 1997, the Company realized $0.8 million of net proceeds from the exercise of outstanding common stock purchase warrants and options. As a result, 235,855 common shares were issued by the Company during the year.

     Annual dividends paid, for the year ended December 31, 1997 on the Company's Series B Cumulative Convertible Preferred Stock amounted to $0.2 million, and were paid in the form of additional shares of such preferred stock at the option of the holders.

     In November 1997, the Company closed on a new seven year mortgage. The mortgage consists of a $6.4 million loan that is repayable based on a 15 year amortization schedule and a $375,000 loan that is repayable based on a 4 year schedule. The variable interest rate on these loans is one month Libor plus 225 basis points.

     The Company entered into an interest rate swap arrangement with its mortgage holder on its $6.75 million mortgage notes. The Company makes monthly interest payments at the fixed rates of 8.6% and 8.42% on the $6.4 million loan and the $375,000 loan, respectively. The Company receives payments based upon Libor plus 225 basis points. The net loss from the exchange of interest rate payments, which was not material, was included in interest expense. The fair value of the Company's interest rate swap agreement as of December 31, 1997, would require a payment by the Company of approximately $97,000 if the agreement were terminated. The Company does not anticipate terminating the interest rate swap agreement prior to its current expiration date of November 1, 2004.

     Management believes that cash flows from operations and availability under the Credit Facility will be sufficient to meet the Company's foreseeable cash requirements.

FINANCING ACTIVITIES

     In November 1997, the Company amended and restated its Credit Facility with General Electric Capital Corporation ("GECC") to include an acquisition facility (in addition to the original facility). The Credit Facility, as amended, provides the Company with up to $50.0 million in loans including $9.0 million for letters of credit and an additional $15.0 million acquisition line of credit. The sum of the aggregate amount of loans outstanding under the Credit Facility plus the aggregate amount available for letters of credit may not exceed the lesser of (i) $50.0 million or (ii) an amount equal to 85% of eligible receivables plus 75% of eligible pending receivables (which percentages are subject to adjustment from time to time by GECC). The interest rate in effect at December 31, 1997, was 7.6%, or 200 basis points above the 30 day commercial paper rate. Interest reductions are available based upon the Company achieving certain financial results. The average interest rate during 1997 was 7.91%. The acquisition facility bears interest at 300 basis points above the 30 day commercial paper rate. The Company has guaranteed all obligations incurred or created under the Credit Facility. The Company is required to comply with certain affirmative and financial covenants. The Company is in compliance with the aforementioned covenants, as amended. As of December 31, 1997, $21.3 million was outstanding under the Credit Facility, and an additional $5.5 million was used to collateralize letters of credit.

ACQUISITION

     In August 1997, the Company acquired Corporate Information Systems, Inc. ("CIS"), a Chicago based information technology ("IT") company with offices in Chicago and Phoenix. The purchase price includes $2.0 million payable in cash and a contingent payout to be paid over three years based on the future earnings of CIS in excess of certain annual thresholds. CIS has provided IT support services to its clients for the last 15 years, and currently generates approximately $6 million in annual sales. The results of operations of the purchased CIS business have been included in the Company's consolidated statement of operations from the date of acquisition. Pro forma results for the Company, assuming the acquisition had been made at the beginning of each period presented, would not be materially different from the results reported.

SUBSEQUENT EVENT

     On March 3, 1998, the Company acquired the operations of Argos Adriatic Corporation ("Argos"), a Silicon Valley IT company headquartered in Fremont, CA. The purchase price includes $5.1 million payable in cash and a contingent payout to be paid over three years based on the future earnings of Argos in excess of certain annual thresholds. Argos provides a variety of IT support services to a wide range of clients in Northern California, and generates approximately $10 million in annual revenues with similar margins as the Company's Technology Solutions business. Argos currently has a staff of approximately 90 full time employees. Argos' President and its Chief Operating Officer will continue to manage the business.

YEAR 2000 COMPLIANCE

     The Company has been investing in new financial and operational systems in recent years. As a result, it expects to be essentially year 2000 compliant by the end of 1998. The costs associated with additional year 2000 related projects is not expected to have a material impact on the Company's financial position or results of operations.

RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1997, the FASB issued SFAS No. 130, "Reporting for Comprehensive Income" and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information". Both standards are effective for fiscal years beginning after December 15, 1997. The Company is currently evaluating the impact, if any, of these standards on its financial reporting.

     Information contained in this Management's Discussion and Analysis of Results of Operations and Financial Condition, other than historical information, may be considered forward-looking in nature, as such it is based upon certain assumptions and is subject to various risks and uncertainties, which may not be controllable by the Company. To the extent that these assumptions prove to be incorrect, or should any of these risks or uncertainties materialize, the actual results may vary materially from those which were anticipated.

BUTLER INTERNATIONAL, INC.
CONSOLIDATED BALANCE SHEETS
(in thousands except share data)

                                                                       DECEMBER 31,
                                                               ---------------------------
                                                                  1997            1996
                                                               -----------     -----------
ASSETS
   Current assets:

       Cash                                                         $ 914           $ 229
       Accounts receivable, net of allowance for
          uncollectible accounts of $1,465 and $1,455              54,827          56,271
       Inventories                                                  2,196           2,292
       Other current assets                                         4,687           2,160
                                                               -----------     -----------

             Total current assets                                  62,624          60,952

    Property and equipment, net                                    15,613          13,347
    Other assets                                                    1,907           1,138
    Excess cost over net assets of businesses
       acquired, net of accumulated amortization
       of $9,004 and $7,843                                        24,572          23,743
                                                               -----------     -----------
             Total assets                                       $ 104,716        $ 99,180
                                                               ===========     ===========

LIABILITIES AND STOCKHOLDERS' EQUITY
    Current liabilities:

       Accounts payable and accrued liabilities                  $ 28,153        $ 21,145
       Current portion of long-term debt                              920           7,766
                                                               -----------     -----------
             Total current liabilities                             29,073          28,911
                                                               -----------     -----------
    Revolving credit facility                                      20,985          31,342
    Other long-term debt                                            6,517               -
    Other long-term liabilities                                     3,052           3,348

    Commitments and contingencies

    Stockholders' equity:

       Preferred stock:  par value $.001 per share, authorized
          5,000,000:  Series B  7% Cumulative Convertible
          Preferred Shares, authorized 3,500,000;  issued
          2,814,133 in 1997 and 2,627,025 in 1996 (Aggregate
          liquidation preference $2,814 in 1997 and $2,627 in 1996)     3               3
       Common stock:  par value $.001 per share,
          authorized 83,333,333; issued 6,380,023 in 1997
          and 6,144,168 in 1996                                         6               6
       Additional paid-in capital                                  94,710          93,673
       Accumulated deficit                                        (49,566)        (58,112)
       Cumulative foreign currency translation adjustment             (64)              9
                                                               -----------     -----------
             Total stockholders' equity                            45,089          35,579
                                                               -----------     -----------
             Total liabilities and
                stockholders' equity                            $ 104,716        $ 99,180
                                                               ===========     ===========

The accompanying notes are an integral part of these consolidated financial statements.

BUTLER INTERNATIONAL, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands except per share data)

                                                           YEAR ENDED DECEMBER 31,
                                                 -----------------------------------------
                                                    1997           1996           1995
                                                 -----------    -----------     ----------
Net sales                                         $ 424,964      $ 409,353      $ 433,564
Cost of sales                                       357,852        349,762        377,069
                                                 -----------    -----------     ----------
    Gross margin                                     67,112         59,591         56,495

Depreciation and amortization                         2,881          3,001          3,040
Selling, general and administrative expenses         52,555         46,763         52,911
Non recurring charges                                     -              -          2,680
                                                 -----------    -----------     ----------
    Operating income (loss)                          11,676          9,827         (2,136)

Other income (expense):
    Interest and other income                           413            772            628
    Interest expense                                 (4,168)        (5,215)        (6,517)
                                                 -----------    -----------     ----------
    Income (loss)  before income taxes                7,921          5,384         (8,025)

Income tax (benefit) expense                           (812)           593           (111)
                                                 -----------    -----------     ----------
    Net income (loss)                               $ 8,733        $ 4,791       $ (7,914)
                                                 ===========    ===========     ==========

Net income (loss) per share:
    Basic                                            $ 1.37         $ 0.76        $ (1.36)
    Diluted                                          $ 1.16         $ 0.67              -

Average number of common shares and dilutive
   common share equivalents outstanding
    Basic                                             6,253          6,087          5,943
    Diluted                                           7,511          7,166           N/A

The accompanying notes are an integral part of these consolidated financial statements.

BUTLER INTERNATIONAL, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

                                                              YEAR ENDED DECEMBER 31,
                                                      ----------------------------------------
                                                        1997           1996            1995
                                                      ---------      ----------      ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
    Net income (loss)                                  $ 8,733         $ 4,791       $ (7,914)
    Adjustments to reconcile net income (loss) to
       net cash provided by operating activities:
          Depreciation and excess purchase
            price amortization                           2,881           3,001          3,040
          Amortization of deferred financing
            and employee stock purchase
            plan loans                                      82             681            622
          Foreign translation                              (73)            116            488
    (Increase) decrease in assets,
       increase (decrease) in
       liabilities:
          Accounts receivable                            1,444           8,242         (2,871)
          Inventories                                       96          (1,931)          (125)
          Other current assets                          (3,524)            824           (101)
          Other assets                                    (851)         (1,166)            39
          Current liabilities                            7,097          (8,420)         9,583
          Other long term liabilities                     (296)           (329)          (591)
                                                      ---------      ----------      ---------
    Net cash provided by operating activities           15,589           5,809          2,170
                                                      ---------      ----------      ---------

CASH FLOWS FROM INVESTING ACTIVITIES:
    Capital expenditures                                (2,989)         (1,399)        (3,973)
    Cost of businesses acquired                         (1,990)           (512)          (569)
    Expenses paid in conjunction with
       discontinued operations                             (89)           (117)          (118)
    Proceeds from sale of certain UK operations            -             5,454            -
                                                      ---------      ----------      ---------
    Net cash (used in) provided by investing
     activities                                         (5,068)          3,426         (4,660)
                                                      ---------      ----------      ---------

CASH FLOWS FROM FINANCING ACTIVITIES:
    Net (payments) borrowings under

       financing agreements                            (10,667)        (10,650)         1,218
    Net proceeds from the exercise of
       common stock warrants and options                   831             709            209
    Repurchase common stock                                  -            (162)          (125)
                                                      ---------      ----------      ---------
    Net cash (used in) provided by financing
     activities                                         (9,836)        (10,103)         1,302
                                                      ---------      ----------      ---------

    Net (decrease) increase in cash                        685            (868)        (1,188)
    Cash and cash equivalents,
       beginning of period                                 229           1,097          2,285
                                                      ---------      ----------      ---------

    Cash and cash equivalents,
       end of period                                     $ 914           $ 229        $ 1,097
                                                      =========      ==========      =========

The accompanying notes are an intregal part of these consolidated financial statements.

BUTLER INTERNATIONAL, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(in thousands except share data)

                                                                                            CUMULATIVE
                                                              SERIES B       ADDITIONAL      FOREIGN                      TOTAL
                                     COMMON STOCK          PREFERRED STOCK     PAID-IN       EXCHANGE    ACCUMULATED   STOCKHOLDERS'
                                  SHARES       AMOUNT    SHARES       AMOUNT   CAPITAL      ADJUSTMENT      DEFICIT       EQUITY
Balance at December 31, 1994     5,903,658     $ 6      2,288,878     $ 2      $ 92,635       $ (595)    $ (54,650)     $ 37,398

Issuances of Common Stock          110,083      -           -          -            494        -             -               494
Loans issued for exercise
   of options                        -          -           -          -           (285)       -             -              (285)
Repurchase and retire shares       (19,958)  -           -          -              (125)       -             -              (125)
Dividends Paid                       -          -         163,020      -            163        -              (163)            -
Current Year Foreign Currency
   Adjustments                       -          -           -          -           -             488         -               488
Net loss                             -          -           -          -           -           -            (7,914)       (7,914)
                                 ----------   -----     ----------   -----     ---------   ----------    ----------     ---------

Balance at December 31, 1995     5,993,783       6      2,451,898       2        92,882         (107)      (62,727)       30,056

Forgive employee loans               -          -           -          -             69        -             -                69
Issuances of Common Stock          174,964      -           -          -            709        -             -               709
Repurchase and retire shares       (24,579)     -           -          -           (162)       -             -              (162)
Dividends Paid                       -          -         175,127          1        175        -              (176)            -
Current Year Foreign Currency
   Adjustments                       -          -           -          -           -             116         -               116
Net income                           -          -           -          -           -           -             4,791         4,791
                                 ----------   -----     ----------   -----     ---------   ----------    ----------     ---------

Balance at December 31, 1996     6,144,168       6      2,627,025       3        93,673            9       (58,112)       35,579

Forgive employee loans               -          -           -          -             19        -             -                19
Loans issued for exercise
   of options                        -          -           -          -           (196)       -             -              (196)
Issuances of Common Stock          235,855      -           -          -          1,027        -             -             1,027
Dividends Paid                       -          -         187,108      -            187        -              (187)            -
Current Year Foreign Currency
   Adjustments                       -          -           -          -           -             (73)        -               (73)
Net income                           -          -           -          -           -           -             8,733         8,733
                                 ----------   -----     ----------   -----     ---------   ----------    ----------     ---------

Balance at December 31, 1997     6,380,023     $ 6      2,814,133     $ 3      $ 94,710        $ (64)    $ (49,566)     $ 45,089
                                 ==========   =====     ==========   =====     =========   ==========    ==========     =========

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

Property and Equipment

  Property and equipment are recorded at cost, which, for assets acquired through the Company's corporate acquisitions, represents the fair value at date of acquisition. Depreciation is provided on a straight-line basis over the estimated useful lives of the assets, which generally range between one and ten years except for the Montvale, NJ, building which has a thirty year life.

Excess Cost Over Net Assets of Businesses Acquired

  Excess cost over net assets of businesses acquired is being amortized using the straight-line method generally over forty years from the date of acquisition. Management routinely evaluates the recoverability of goodwill with reference to estimates of future profitability and operating cash flow. Such estimates, on an undiscounted basis, are compared to the unamortized balance of goodwill. Should the results of this analysis indicate that impairment is likely, the Company will recognize a charge to operations at that time.

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

Earnings Per Common Share

  In the fourth quarter of 1997, the Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 128 "Earnings Per Share" as required and restated the previously reported earnings per share in conformity with SFAS No. 128. The new standard specifies the computation, presentation and disclosure requirements for earnings per share. The following table represents the computation of basic and diluted earnings per common share as required by SFAS No. 128 (in thousands, except per share data).


                                1997    1996     1995
                               ------  ------  --------
Basic Earnings per Share:

Income available to
  common shareholders          $8,546  $4,615  $(8,077)
                               ------  ------  -------

Weighted average common
  shares outstanding            6,253   6,087    5,943
                               ------  ------  -------

Basic earnings per
  common share                 $ 1.37  $ 0.76  $ (1.36)
                               ======  ======  =======

Diluted Earnings per Share:

Income available to
  common shareholders
  assuming conversion          $8,733  $4,791  $(7,914)
                               ------  ------  -------

Weighted average common
  shares outstanding            6,253   6,087  N/A

Common stock equivalents          456     330  N/A

Assumed conversion of
  preferred stock                 802     749  N/A
                               ------  ------  -------

Total weighted average
  common shares                 7,511   7,166  N/A
                               ------  ------  -------

Diluted earnings per
  common share                 $ 1.16  $ 0.67  $   N/A
                               ======  ======  =======

  Diluted earnings per share for the year ended December 31, 1995 are not reflected since the effect of common stock equivalents and the conversion of preferred stock was anti-dilutive.

NOTE 2 - PROPERTY AND EQUIPMENT:

Property and equipment is summarized as follows (in thousands):


                                    1997       1996
                                  ---------  ---------
Land                              $  5,662   $  5,662
Buildings                            4,168      4,168
Motor vehicles and equipment         7,123      6,554
Computer hardware and software      10,269      8,214
Leasehold improvements               1,716      1,591
                                  --------   --------
                                    28,938     26,189
Less accumulated depreciation      (13,325)   (12,842)
                                  --------   --------
Property and equipment, net       $ 15,613   $ 13,347
                                  ========   ========

  Depreciation expense for the years ended December 31, 1997, 1996, and 1995 was $1,721, $1,944, and $2,042, respectively.

NOTE 3 - CURRENT LIABILITIES:

Accounts payable and accrued liabilities are summarized as follows (in thousands):

                                                             1997      1996
                                                           --------  --------

Accounts payable                                           $ 7,146   $ 5,917
Insurance-related payables                                   5,029     1,393
Accrued compensation                                         3,656     3,825
Taxes other than income taxes                                2,967     2,436
Accrued pension and 401(k)
 contributions                                               2,378     2,750
Income taxes payable                                           948       245
Accrued acquisition payouts                                    600       400
Deferred compensation                                          546       582
Other                                                        4,883     3,597
                                                           -------   -------
Accounts payable and
 accrued liabilities                                       $28,153   $21,145
                                                           =======   =======

NOTE 4 - LONG-TERM DEBT:

Long-term debt is summarized as follows (in thousands):

                                                              1997      1996
                                                           -------   -------

Credit Facility, due July, 2001                            $20,985   $31,342
UK Credit Facility                                             611       889
Notes payable related to headquarters
 facility                                                    6,826     6,877
                                                           -------   -------
                                                            28,422    39,108
Less current portion                                        (  920)   (7,766)
                                                           -------   -------
Long-term debt                                             $27,502   $31,342
                                                           =======   =======

Credit Facility

     In November 1997, the Company amended and restated its Credit Facility with General Electric Capital Corporation ("GECC") to include an acquisition facility (in addition to the original facility). The Credit Facility, as amended, provides the Company with up to $50.0 million in loans including $9.0 million for letters of credit and an additional $15.0 million acquisition line of credit. As of December 31, 1997, the acquisition line of credit had not been drawn down upon. The interest rate in effect at December 31, 1997, was 7.6% or 200 basis points above the 30 day commercial paper rate. Interest reductions are available based upon the Company achieving certain financial results. The average interest rate during 1997 was 7.91%. The acquisition facility bears interest at 300 basis points above the 30 day commercial paper rate. The Company has guaranteed all obligations incurred or created under the Credit Facility. The Company is required to comply with certain affirmative and financial covenants. The Company is in compliance with the aforementioned covenants, as amended. As of December 31, 1997, $21.3 million was outstanding under the Credit Facility, and an additional $5.5 million was used to collateralize letters of credit.

U.K. Credit Facility

     The Company's U.K. operation has a credit facility with TSB Commercial Finance Ltd. which provides up to (Pounds)1.5 million in loans. The total amount of loans outstanding under this facility may not exceed 80% of eligible receivables. The interest rate chargeable to the Company is 8%. The balance outstanding as of December 31, 1997 was (Pounds)364,000 or $611,000.

Facility Mortgage

     In May 1993, the Company, through its wholly-owned subsidiary, Butler of New Jersey Realty Corp. ("BNJRC"), acquired its corporate office complex in Montvale, New Jersey. BNJRC financed this transaction principally through the assumption of an existing mortgage as well as issuing short and long-term notes.

     The Company issued an unsecured promissory note in the amount of $510,000 payable to North American Investment Realty of New Jersey, Inc. with an interest rate of 9 7/8% per annum. Principal payments were made in 1994, 1995 and 1996 bringing the balance down to $127,000. In 1996, the Company exercised its options to extend the term of the note for a period not to exceed three years.

     In November, 1997, the Company closed on a new seven year mortgage for its corporate office facility. The mortgage consists of a $6.4 million loan, that is repayable based on a 15 year amortization schedule and a $375,000 loan that repayable based on a 4 year schedule. The variable interest rate on these loans is one month Libor plus 225 basis points. This facility replaces the previous $6.75 million mortgage which had borne interest at 10%. The outstanding balance of the loans was $6.7 million at December 31, 1997.

  The Company entered into an interest rate swap arrangement with its mortgage holder and swapped its exposure to variable interest rates on its $6.75 million mortgage notes. The Company makes monthly interest payments at the fixed rates of 8.6% and 8.42% on the $6.4 million loan and the $375,000 loan, respectively. The Company receives payments based upon Libor plus 225 basis points. The net gain or loss from the exchange of interest rate payments is not material and is included in interest expense. The fair value of the Company's interest rate swap agreement as of December 31, 1997, would require a payment by the Company of approximately $97,000 if the agreement were terminated. The Company does not anticipate terminating the interest rate swap agreement prior to its current expiration date of November 1, 2004.

NOTE 5 - COMMON STOCK:

     In 1997 and 1996, the Company received proceeds of $561,704 and $618,588, respectively, from the exercise of 155,008 and 143,714 common stock purchase warrants. At December 31, 1997, the Company had 145,000 common stock purchase warrants outstanding with exercise prices ranging from $3.62 to $6.00 per share and expiration dates from April, 2000 to July, 2003.

     The Company received proceeds of $465,598, $123,750 and $345,203 in 1997, 1996 and 1995, respectively, from the exercise of 80,847, 37,500 and 75,833 options granted under various stock option plans.

NOTE 6 - CUMULATIVE CONVERTIBLE PREFERRED STOCK:

     The Company's Series B Cumulative Convertible Preferred Stock ("Series B Preferred Shares") accrues dividends at the rate of 7% per annum, based upon a liquidation value of $1.00 per share, payable in cash or in-kind at the option of the holder. In 1997, 1996 and 1995, dividends in-kind amounting to $187,108, $175,127, and $163,020, respectively, were paid to the holders of Series B Preferred Shares. Series B Preferred Shares are convertible at a ratio of one Series B Preferred Share to .285 Common Shares.

NOTE 7 - STOCK OPTIONS

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

  The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and other related interpretations in accounting for its stock option plans. No compensation expense has been recognized for these plans. Had compensation cost been determined based upon the fair value at grant date consistent with the accounting methodology prescribed under SFAS No. 123, "Accounting for Stock Based Compensation", the Company's net income would have been reduced by approximately $326,000, $311,000 and $227,000 for 1997, 1996 and 1995, respectively. Basic earnings per share would have been reduced by approximately $.05, $.05, and $.04 for 1997, 1996 and 1995, respectively. Diluted earnings per share would have been reduced by $.04 for both 1997 and 1996. The weighted average fair value of options granted during 1997, 1996 and 1995 are estimated to be $6.09, $4.27 and $4.42, respectively, on the date of grant using the Black-Scholes option-pricing model with the following assumptions for 1997, 1996 and 1995, respectively: volatility of 35%, 43%, and 71%, risk free interest rates of 6.43%, 6.76%, and 6.82%, assumed forfeiture rates of 15.8% for 1997 and 13.2% for 1996 and 1995, and expected lives of 6.72 years for 1997 and 6.76 years for 1996 and 1995.

Changes in stock options outstanding are as follows:

Qualified Stock Options

                         1997           1996            1995
                    -------------  -------------   --------------
                             Avg.           Avg.            Avg.
                    Shares  Price  Shares  Price   Shares  Price
                    ------  -----  ------  -----   ------  -----
Outstanding
balance
 at beginning
 of
 year              372,080  $5.19  436,413 $4.73  345,001  $4.07
Granted             40,000  14.30   30,000  9.63  132,000   6.04
Exercised          (59,580)  4.85  (37,500) 3.30  (15,833)  3.80
Canceled           (20,000)  7.00  (44,833) 4.85  (24,755)  3.13
Transferred              -      -  (12,000) 7.00        -      -
                   -------         -------        -------
Outstanding at
  end of year      332,500   6.24  372,080 $5.19  436,413  $4.73
                   =======         =======        =======
Options
 exercisable
 at end of year    226,750  $4.78  260,167 $4.70  273,668  $4.36
                   =======         =======        =======


Non-Qualified Stock Options
                              1997          1996           1995
                       ---------------------------------------------
                                 Avg.           Avg.           Avg.
                        Shares  Price  Shares  Price  Shares  Price
                       ---------------------------------------------
Outstanding balance
 at beginning of
 year                  322,833 $ 6.83  145,833 $6.18  165,833  $5.60
Granted                 48,000  11.00  165,000  7.40   40,000   6.44
Exercised              (21,267)  8.32        -     -  (60,000)  4.75
Transferred                  -      -   12,000  7.00        -      -
                       -------         -------        -------
Outstanding at
end of year            349,566  $7.31  322,833 $6.83  145,833  $6.18
                       =======         =======        =======
Options exercisable
at end of year         274,566  $7.37  222,833 $6.70  145,833  $6.18
                       =======         =======        =======

     As of December 31, 1997, the 682,066 stock options outstanding have exercise prices between $3.13 and $16.88 and a weighted average remaining contractual life of 6.3 years.

NOTE 8 - EMPLOYEE STOCK PURCHASE PLAN:

     The Butler International, Inc. 1990 Employee Stock Purchase Plan (the "Plan") made available $2.5 million for loans to officers, directors, and other key employees to purchase Company stock. Except for the loans to outside directors, the Company, subject to the Plan provisions, may reduce the amount due with respect to each loan by twenty-five percent of the original principal balance on successive anniversary dates of the loan, provided that the employee remains employed by the Company or one of its subsidiaries on such anniversary dates, or has not terminated his employment for other than a reason permitted by the Plan. The shares acquired by the outside directors pursuant to the Plan were subject to forfeiture ratably under certain conditions. During 1997 and 1996, plan loans totaling $18,734 and $68,726, respectively, previously granted to employees who have been terminated, were forgiven and charged to expense.

NOTE 9 - EMPLOYEE BENEFIT PLANS:

Defined Benefit Plan

     The Company has a defined benefit pension plan ("DBP") covering substantially all of its full-time staff employees. Benefits under the DBP are determined based on earnings and period of service. The Company funds the DBP in accordance with the minimum funding requirements of the Employees Retirement Income Security Act of 1974. Benefits payable under the plan are reduced by a participant's Employee Stock Option Plan ("ESOP") credits.

     Effective June 1997, retroactive to December 31, 1996, the Company froze future benefit accruals under the DBP and ESOP and approved a matching program under its 401(k) plan, in lieu of benefits which said participants would otherwise have accrued under the DBP. The effect of freezing the DBP resulted in a gain, which was not material.

Net pension (income) expense consisted of the following (in thousands):

                                                           1997      1996      1995
                                                          -------  --------  --------

Service cost-benefits
 earned during the period                                 $ -       $  432   $   543
Interest cost on projected
 benefit obligations                                         212       250       213
Actual return on assets                                     (233)     (194)     (159)
Net amortization and deferral                                  -        99        99
                                                           -----    ------   -------

Net pension (income) expense                               $ (21)   $  587   $   696
                                                           =====    ======   =======

   Assumptions used in determining net pension expense were:

                                                            1997      1996      1995
                                                           -----    ------   -------
Discount rate                                               7.25%     7.25%     7.25%
Rates of increase in
 compensation levels                                         N/A      4.00%     4.00%
Expected long-term rate
 of return on assets                                        9.00%     9.00%     9.00%

The following table sets forth the funded status and amount recognized in the balance sheets (in thousands):
                                                                      1997      1996
                                                                    ------   -------
Actuarial present value of
  benefit obligations:

Vested benefit obligation                                           $2,307   $ 1,945
                                                                    ======   =======

Accumulated benefit obligation                                      $3,127   $ 2,709
                                                                    ======   =======

Plan assets at fair value                                           $3,115   $ 2,686
Less projected benefit obligation                                    3,127     4,134
                                                                    ------   -------

Projected benefit obligation in

 excess of plan assets                                                 (12)   (1,448)

Unrecognized net gain                                                    -      (107)
Prior service cost not yet recognized in
  net periodic pension cost                                              -     1,183
                                                                    ------   -------

Accrued liability recognized in
  the financial statements                                          $  (12)  $  (372)
                                                                    ======   =======

     At December 31, 1997, approximately 25% of plan ass ets were held in fixed income investments and 75% in equity investments compared to 53% in fixed investments and 47% in equity investments at December 31, 1996.

Postemployment and Postretirement Benefits

     The Company currently does not provide postemployment and postretirement benefits other than pensions.

401(K) Plan

     The Company provides a 401(k) savings plan. Effective December 31, 1996, the Company froze its DBP and ESOP and approved a matching program under the 401(k) plan. The Company made matching contributions of approximately $315,000 in 1997. At the Company's option, no contributions were made to the plan in 1996 and 1995.

NOTE 10 - INCOME TAXES:

       The components of income tax expense (benefit) were as follows (in thousands):

                                 1997    1996    1995
                              -------   -----   -----
Current taxes:
       Federal                $   234   $ 130   $  32
       State                      913     463      73
       Foreign                      -       -    (216)
                              -------   -----   -----
       Total Current            1,147     593    (111)

Deferred tax benefit           (1,959)      -       -
                              -------   -----   -----

Total income tax
 expense (benefit)            $  (812)  $ 593   $(111)
                              =======   =====   =====

     Significant components of the Company's deferred tax assets as of December 31, 1997 and 1996 are as follows (in thousands):

Current Deferred Tax Assets:             1997      1996
                                       --------  ---------

Reserves for doubtful accounts         $   461   $    444
Accruals not currently deductible        2,477      1,743
Depreciation and amortization              377        360
Net operating loss carryforwards         3,166      8,096
Tax credit carryforwards                   968        729
Capital loss carryforwards                   0      1,840
Other                                      998        903
Valuation allowance                     (4,588)   (14,115)
                                       -------   --------
Net current deferred tax asset
 (included in other current assets)    $ 3,859   $      0
                                       =======   ========

     As of December 31, 1996, utilization of the net operating loss and other carryforwards did not meet the SFAS No. 109 more likely than not recognition standard. Therefore, the estimated future tax benefit of carryforwards as reflected in the Company's December 31, 1996 deferred tax assets of $14.1 million was fully reserved for with a valuation allowance. By December 31, 1997, the

Company has had two consecutive periods of financial profitability. In addition, the Company has renegotiated its financing and has obtained significant operational efficiencies and improvements. The deferred tax assets and the valuation allowance have been reduced principally for the realization of net operating loss carryforwards and the expiration of capital loss carryforwards. The Company now believes that it is more likely than not that a portion of the December 31, 1997 deferred tax assets will be realized. Accordingly, the valuation allowance has been further reduced. Income tax benefits have been recorded for these changes.

     A reconciliation between the income tax expense (benefit) computed by applying the federal statutory rate to income (loss) from operations before income taxes to the actual expense (benefit) is as follows (in thousands):


                                              1997      1996     1995
                                           -------   -------  -------

Income tax (benefit) expense at
 statutory rate                         $    2,693    $1,831  $(2,729)
Amortization of excess of
 cost over net assets of
 businesses acquired                           227       214      215
Limitation on utilization
 (utilization) of net operating
 loss and credit carryforwards              (2,960)   (2,025)   1,947
Net changes in deferred taxes,
 including reduction in
 valuation allowance                        (1,959)        -        -
State income tax expense, net
 of federal tax benefit                        895       454       72
Other, including foreign rate
 differential                                  292       119      384
                                           -------   -------  -------
Provision (benefit)
 for income taxes                       $     (812)   $  593  $  (111)
                                           =======   =======  =======

     U.S. net operating loss carryforwards of $2.6 million from 1993 (which expire in 2008) and $2.7 million from separate return limitation years
(SRLY)(which expire in 2000), are available to reduce future taxable income, subject to applicable Internal Revenue Service carryforward rules and limitations. U.K. net operating loss carryforwards of $4.4 million from 1996 and 1995 are available to reduce future U.K. taxable income. U.K. tax law provides an unlimited life for net operating loss carryforwards. However, the benefit of the U.K. net operating losses have not been recognized for financial reporting purposes because realization is not likely in the foreseeable future. The Company has regular tax credit carryforwards for financial reporting and/or tax reporting purposes of approximately $1.0 million expiring from 2000 onward.

NOTE 11 - COMMITMENTS AND CONTINGENCIES:

     The Company has operating leases for office space and various computer equipment. Estimated minimum future rental commitments under non-cancelable leases at December 31, 1997 are as follows (in thousands):

        1998          $4,013
        1999           2,856
        2000           1,197
        2001             512
        2002             280
        Thereafter         4
                      ------
        Total         $8,862
                      ======

     Substantially all of the leases provide for increases based upon use of utilities and lessors' operating expenses. Net rent expense for the years ended

December 31, 1997, 1996 and 1995 was approximately $4.0 million, $3.9 million and $4.0 million, respectively.

     In 1995, the Company filed a complaint against CIGNA Property and Casualty Insurance Company alleging negligence, breach of contract, breach of fiduciary duty, and negligent misrepresentation arising out of CIGNA's and other defendants' acts and omissions in the processing, handling and investigation of claims against the Company under general liability and workmen's compensation insurance contracts. The defendants filed an answer, new matter and counterclaim denying the Company's allegations, asserting certain affirmative defenses, and alleging that the Company has failed to pay retrospective premiums amounting to approximately $7.6 million. In April 1997, CIGNA drew down on three letters of credit, posted by the Company, in the aggregate amount of approximately $2.9 million. There was no impact on current year operating results. These letters of credit had been posted as collateral for estimated retrospective premiums. In July 1997, the Company entered into an agreement with CIGNA which, in the absence of a settlement, will result in the respective parties undertaking binding arbitration in late 1998. In accordance with the terms of the agreement the Company paid $2.1 million to Cigna. The parties further agreed to grant the Company an option to settle the remaining disputed amounts for $1.5 million in lieu of arbitration. Management believes that the ultimate resolution of this matter will not have an adverse impact on the Company's financial position or results of operations.

     The Company and its subsidiaries are parties to various legal proceedings and claims incidental to its normal business operations for which no material liability is expected beyond which is recorded. While the ultimate resolution of the above matters is not known, management does not expect that the resolution of such matters will have a material adverse effect on the Company's financial statements and results of operations.

NOTE 12 - RELATED PARTY TRANSACTIONS:

     Under various approved stockholder option plans and other stock purchase agreements, certain directors have executed primarily non-interest bearing notes payable to the Company to purchase common stock. As of December 31, 1997, approximately $2.3 million remained outstanding under such notes. In addition, in 1997, the Chairman and a non-employee director executed notes in the amounts of $51,102 and $144,800, respectively, to purchase an aggregate of 45,100 shares of the Company's common stock.

     During 1997, 1996 and 1995, the Company paid or accrued $745,000, $519,000 and $346,000, respectively, in fees and expenses to McBreen, McBreen & Kopko, its outside counsel.

NOTE 13 - SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

     During 1997, 1996 and 1995, the Company received approximately $168,000, $62,000 and $18,000, respectively, in federal, state and foreign income tax refunds.

     Cash paid for interest and federal, state and foreign income taxes for the years ended December 31, 1997, 1996 and 1995 is as follows (in thousands):

                      1997    1996    1995
                     ------  ------  ------

     Interest        $3,635  $4,767  $5,711
     Income taxes    $  719  $  144  $  304

NOTE 14 - INFORMATION ABOUT THE COMPANY'S FOREIGN OPERATIONS:

(in thousands):
                             1997      1996      1995
                            -------  --------  --------

     Net Sales              $11,906  $21,280   $42,354
     Operating Income
       (loss)                   237     (942)   (5,013)
     Identifiable Assets      2,182    2,773     9,226

     Operating income (loss) consists of earnings (losses) from continuing operations before interest expense, corporate expenses and income taxes. Identifiable assets consist of total assets excluding any intercompany receivables or payables employed by the Company's foreign operations. Foreign operations consist principally of the United Kingdom. During 1996, the Company completed the sale and disposal of the U.K. telecommunications, Pacific and South African operations of its United Kingdom subsidiary.

NOTE 15 - NON-RECURRING CHARGES:

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

NOTE 16 - ACQUISITION:

     In August 1997, the Company acquired Corporate Information Systems, Inc. ("CIS"), a Chicago based information technology ("IT") company with offices in Chicago and Phoenix. The purchase price includes $2 million payable in cash and a contingent payout to be paid over three years based on the future earnings of CIS in excess of certain annual thresholds. CIS has provided IT support services to its clients for the last 15 years, and currently generates approximately $6 million in annual sales. The results of operations of the purchased CIS business have been included in the Company's consolidated statement of operations from the date of acquisition. Pro forma results for the Company, assuming the acquisition had been made at the beginning of each period presented, would not be materially different from the results reported.

NOTE 17 - SUBSEQUENT EVENT:

     On March 3, 1998, the Company acquired the operations of Argos Adriatic Corporation ("Argos"), a Silicon Valley IT company headquartered in Fremont, CA. The purchase price includes $5.1 million payable in cash, plus a contingent payout to be paid over three years based on future earnings of Argos in excess of certain annual thresholds. Argos provides a variety of IT support services to a wide range of clients in Northern California, and generates approximately $10 million in annual revenues. Argos currently has a staff of approximately 90 full time employees. Argos' President and its Chief Operating Officer will continue to manage the business.

NOTE 18 - RECENT ACCOUNTING PRONOUNCEMENTS:

  In June 1997, the FASB issued SFAS No. 130, "Reporting for Comprehensive Income" and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information". Both standards are effective for fiscal years beginning after December 15, 1997. The Company is currently evaluating the impact, if any, of these standards on its financial reporting.

NOTE 19 - INTERIM FINANCIAL INFORMATION:
(in thousands, except per share data) (unaudited)

1997 QUARTERS        FIRST     SECOND    THIRD     FOURTH
------------------  --------  --------  --------  --------

OPERATIONS:
Net Sales           $104,697  $108,419  $106,465  $105,383
Gross Margin          15,584    16,557    17,178    17,793
Net income               841     1,803     2,098     3,991
                    ========  ========  ========  ========

PER SHARE DATA:
Basic earnings
  per share         $   0.13  $   0.29  $   0.32  $   0.62
                    ========  ========  ========  ========
Diluted earnings
  per share         $   0.11  $   0.24  $   0.28  $   0.52
                    ========  ========  ========  ========


1996 QUARTERS       FIRST     SECOND    THIRD     FOURTH
------------------  --------  --------  --------  --------

OPERATIONS:
Net Sales           $100,671  $105,379  $103,054  $100,249
Gross margin          13,888    15,354    15,321    15,028
Net income               512     1,316     1,479     1,484
                    ========  ========  ========  ========

PER SHARE DATA:
Basic earnings
 per share          $   0.08  $   0.21  $   0.23  $   0.23
                    ========  ========  ========  ========
Diluted earnings
 per share          $   0.07  $   0.18  $   0.20  $   0.20
                    ========  ========  ========  ========


INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders of Butler International, Inc.:

We have audited the accompanying consolidated balance sheets of Butler International, Inc. as of December 31, 1997 and December 31, 1996, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Butler International, Inc. as of December 31, 1997 and December 31, 1996, and the results of their operations and cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.


/s/Deloitte & Touche LLP
------------------------
Parsippany, New Jersey
March 6, 1998

SELECTED CONSOLIDATED FINANCIAL INFORMATION
(in thousands, except per share data)

                                          1997          1996          1995          1994          1993
                                     ----------    ----------    ----------    ----------    ----------
OPERATIONS DATA:

Net sales                            $ 424,964     $ 409,353     $ 433,564     $ 393,250     $ 307,715
Gross margin                          $ 67,112      $ 59,591      $ 56,495      $ 53,617      $ 41,744
Income (loss) from continuing
  operations                           $ 8,733       $ 4,791      $ (7,914) (a)  $ 1,659       $ 1,227
Income (loss) from discontinued
  operations                             -             -             -             -          $ (3,427)
                                     ----------    ----------    ----------    ----------    ----------
Net income (loss)                      $ 8,733       $ 4,791      $ (7,914) (a)  $ 1,659      $ (2,200)
                                     ==========    ==========    ==========    ==========    ==========

PER SHARE DATA:
Income (loss) from continuing
  operations per share:

    Basic                                  $ 1.37        $ 0.76       $ (1.36)       $ 0.26        $ 0.20
    Diluted                                $ 1.16        $ 0.67        N/A           $ 0.25        $ 0.20
Weighted average number of shares
  outstanding:

    Basic                                6,253         6,087         5,943         5,430         4,928
    Diluted                              7,511         7,166           N/A         6,639         6,040

BALANCE SHEET DATA:

Working capital                       $ 33,551      $ 32,041      $ 34,103      $ 48,155      $ 34,753
Total assets                         $ 104,716      $ 99,180     $ 110,572     $ 107,810      $ 85,381
Long-term debt                        $ 27,502      $ 31,342      $ 40,480      $ 45,746      $ 32,151
Total liabilities                     $ 59,627      $ 63,601      $ 80,516      $ 70,412      $ 50,691
Stockholders' equity                  $ 45,089      $ 35,579      $ 30,056      $ 37,398      $ 34,690

(a) 1995 includes $2,680 of non-recurring charges (See Note 15).

MARKET INFORMATION ON BUTLER'S COMMON STOCK

    The Common Stock is quoted under the symbol "BUTL" and is listed on the NASDAQ National Market System. As of March 6, 1998, there were approximately 3,860 holders of record of Common Stock. Not reflected in the number of record holders are persons who beneficially own shares of the Common Stock held in nominee or street name.

                                                      HIGH            LOW

     1996

        First Quarter                                   $6.00          $4.63
        Second Quarter                                   9.50           5.50
        Third Quarter                                    9.88           6.25
        Fourth Quarter                                  11.38           9.25

     1997

        First Quarter                                  $13.75         $10.00
        Second Quarter                                  14.13           9.38
        Third Quarter                                   17.25          11.50
        Fourth Quarter                                  19.38          16.00

     1998

        First Quarter (Through March  6, 1998)         $22.25         $16.38

    No cash dividends were declared on the Company's Common Stock during the years ended December 31, 1997 and 1996. The Company has no present intention of paying cash dividends during the year ending December 31, 1998.