Form 10-K, Exhibit 13
period 1998-12-31
BUTLER INTERNATIONAL INC /MD/
filed 1999-03-24
CIK 786765

                                                                    EXHIBIT 13.1
FINANCIAL SECTION OF 1998 ANNUAL REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

RESULTS OF OPERATIONS

  The Company recorded earnings of $9.8 million for the year ended December 31, 1998, compared with $8.7 million for the year ended December 31, 1997, and $4.8 million for the year ended December 31, 1996. Pre-tax earnings for 1998 increased by 77%, to $14.0 million, compared to the $7.9 million recorded in 1997. The 1997 results include a tax benefit of $2.0 million as described below. Basic earnings per share were $1.49 in 1998, compared with $1.37 in 1997, and $.76 in 1996. On a diluted basis, earnings per share increased to $1.26 per share in 1998, from $1.16 achieved in 1997 and $.67 recorded in 1996.

  Improved business mix and increased volume in the Company's information technology ("IT") services operation, Butler Technology Solutions ("BTS"), lead the way to the increased earnings in 1998. These increases were generated by recent acquisitions, as well as strong internal growth. Also contributing strongly to the improved earnings was substantial growth in the Company's Telecommunications Services ("BTI") operation. As a result of the improved business mix, as well as an overall increase in billing rates, gross margins increased to 19.3% in 1998, versus 15.8% in 1997 and 14.6% in 1996.

  Net sales were $444.1 million for the year ended December 31, 1998, compared with $425.0 million recorded in 1997, and $409.4 million for the year ended December 31, 1996. In 1998, sales from the BTS unit increased by 134%, which was the result of volume provided by companies acquired in 1998, as well as strong internal growth. The Company's BTI operation grew by 16%, while the lower margin Technical Group ("BTG") business decreased as had been expected, with revenues declining by 12% from 1997. Revenues from the Fleet Services ("BFS") unit also declined as had been anticipated due to a restructuring of a major
contract, which did not negatively impact profitability.   The growth in 1997 as
compared to 1996, was attributable to a 16% increase in the BTS operation and a 15% increase in the BTI unit, which more than offset an anticipated decrease of 1% in the Contract Technical Services portion of the BTG business. One client accounted for approximately 11.7% of the Company's net sales in 1998. This BTG client accounted for approximately 13% of net sales in 1997 and 6.4% of net sales in 1996. Sales from this client are expected to decrease considerably in 1999. However, this decrease is expected to be more than offset by increased net sales in the higher margin BTS and BTI units.

  Selling, general and administrative ("SG&A") expenses increased to $62.9 million for the year ended December 31, 1998, compared with $52.1 million and $46.0 million for the years ended December 31, 1997 and 1996, respectively. The 1998 increase is a direct result of acquisitions and the Company's efforts to grow its higher margin business units and further develop its internal systems. Management continues to closely monitor its overhead expenses.

  For the year ended December 31, 1998, interest expense was $4.7 million, compared with $4.2 million and $5.2 million for the years ended December 31, 1997 and December 31, 1996, respectively. The increase in 1998 was due to higher borrowings primarily to fund acquisitions, partially offset by lower interest rates. The $1.0 million interest reduction in 1997 was principally due to reduced borrowings.

  In 1998 and 1997, the Company recorded income tax benefits of $.7 million and $2.0 million, respectively, which resulted from the recording of deferred tax assets related to the expected future tax benefit of certain loss carryforwards and temporary differences in accordance with the provisions of Financial Accounting Standards Board ("FASB") SFAS 109. By December 31, 1998 the Company had substantially realized the benefits of its U.S. loss and credit carryforwards.

LIQUIDITY AND CAPITAL RESOURCES

  The Company's primary sources of funds are generated from operations and borrowings under its revolving credit facility and acquisition line of credit. (See "Financing Activities"). Availability under the revolving credit facility is based upon the amount of eligible receivables. As of December 31, 1998, $27.3 million was outstanding under the revolving credit facility, and an additional $5.5 million was used to collateralize letters of credit. Proceeds from the revolving credit facility are used by the Company to finance its internal business growth, working capital and capital expenditures. The credit facility excludes the U.K. operation, which has its own (Pounds)1.5 million facility. As of December 31, 1998, (Pounds)955,647 was outstanding under the U.K. facility. The acquisition line of credit provides the Company with up to $35.0 million to finance its acquisition program. As of December 31, 1998, $25.4 million was outstanding under the acquisition facility.

  Cash and cash equivalents remained constant at $0.9 million as of December 31, 1998 as compared to December 31, 1997. The major components of cash inflows during 1998 were from increased borrowings of $32.4 million, primarily for the funding of acquisitions, net income before depreciation and amortization of $14.2 million, and an increase in accrued liabilities of $2.9 million. Cash outflows consisted of $35.2 million related to acquisitions, an increase in accounts receivable and other assets totaling $11.2 million, and capital expenditures of $3.4 million.

  During the year ended December 31, 1998, the Company realized $0.3 million of net proceeds from the exercise of outstanding common stock purchase warrants and options. As a result, 128,166 common shares were issued by the Company during the year.

  The Company has a seven year mortgage for its corporate office facility in Montvale, New Jersey. The mortgage consists of a $6.4 million loan that is repayable based on a 15 year amortization schedule and a $375,000 loan that is repayable based on a 4 year schedule. The variable interest rate on these loans is one month Libor plus 225 basis points. The outstanding balance of the loans at December 31, 1998 was $6.4 million.

  The Company entered into an interest rate swap arrangement with its mortgage holder on its $6.75 million mortgage notes. The Company makes monthly interest payments at the fixed rates of 8.6% and 8.42% on the $6.4 million loan and the $375,000 loan, respectively. The Company receives payments based upon Libor plus 225 basis points. The net loss from the exchange of interest rate payments was approximately $6,600 and was included in interest expense. The fair value of the Company's interest rate swap agreement as of December 31, 1998 would require a payment by the Company of approximately $331,000 if the agreement were terminated. The Company does not anticipate terminating the interest rate swap agreement prior to its current expiration date of November 1, 2004.

  Management believes that cash flows from operations and availability under the Credit Facility will be sufficient to meet the Company's foreseeable cash requirements.

Financing Activities

  The Company has a credit agreement with General Electric Capital Corporation ("GECC"), which was amended in August, 1998, that provides a revolving credit facility for loans up to $50.0 million, including $9.0 million for letters of credit and an additional acquisition facility for up to $35.0 million. The sum of the aggregate amount of loans outstanding under the revolving credit facility plus the aggregate amount available for letters of credit may not exceed the lesser of (i) $50.0 million or (ii) an amount equal to 85% of eligible receivables plus 75% of eligible pending receivables (which percentages are subject to adjustment from time to time by GECC). The interest rate in effect at December 31, 1998, was 6.55%, or 125 basis points above the 30 day commercial paper rate. Interest reductions are available based upon the Company achieving certain financial results. The average interest rate during 1998 was 7.26%. The acquisition facility bears interest at 250 basis points above the 30 day commercial paper rate, the interest rate in effect at December 31, 1998 was 7.8% and the average rate in effect for 1998 was 8.25%. The Company has guaranteed all obligations incurred or created under the credit agreement. The Company is in compliance with the required affirmative and financial covenants.

ACQUISITIONS

     On March 3, 1998, the Company acquired the operations of Argos Adriatic Corporation ("Argos"), a Silicon Valley information technology ("IT") company headquartered in Fremont, CA. The purchase price includes $5.1 million paid in cash ($4.1 million charged against the Company's acquisition line and $1.0 million against the revolving credit facility), plus a contingent payout to be paid over three years based on the future earnings of Argos in excess of certain annual thresholds. Argos provides a variety of IT support services to a wide range of clients in Northern California, and generates approximately $10 million in annual revenues with a staff of approximately 90 full-time employees.

     On April 1, 1998, the Company acquired the operations of Norwood Computer Services, Inc. ("Norwood") an IT services company headquartered in Hicksville, NY. The purchase price includes $8.4 million paid in cash ($6.7 million drawn down on the acquisition line and $1.7 charged to the revolving credit facility), plus a contingent payout of $1.3 million that was paid in March 1999. Norwood has been serving a wide range of mid-sized and Fortune 500 companies in the New York metropolitan area since 1978 and generates approximately $17 million in annual revenues through a staff of approximately 120 consultants.

     On June 2, 1998, the Company's Telecommunication Services operation acquired WCC Telephone Services, Inc. ("WCC") a California based telecommunications services company. WCC specializes in central office services for customers such as Pacific Bell and Northern Telecom. It generates annual sales of approximately $2 million. This business has been merged with the existing Butler Telecom business in Southern California. The purchase price includes $1.9 million paid in cash ($1.5 million drawn down on the acquisition line and $0.4 million charged to the revolving credit facility), plus a contingent payout based on the earnings of WCC for the next year.

     Also, on June 2, 1998, the Company's Technology Solutions operation acquired certain assets of the Reston, VA branch operations of Automated Concepts, Inc. This business generates annual sales of approximately $3 million. Employees and consultants of this operation have been merged with the existing Butler office in McLean, VA. The purchase price was $550,000 of which $440,000 was drawn down on the acquisition line and $110,000 was charged to the revolving credit facility plus a contingent payout based on earnings for one year.

     On July 1, 1998, the Company acquired Data Performance, Inc. ("DPI") a Chicago area IT services business. The purchase price was $10.3 million ($8.2 charged to the acquisition line and $2.1 charged against the revolving credit facility). DPI has provided a variety of IT support services to a wide range of customers in the Chicago marketplace for the past eleven years. Its offerings include contract programming, software consulting, IT staffing and Year 2000 project work. DPI currently generates approximately $10 million in annual revenues through its staff of 80 consultants.

     On August 5, 1998, the Company completed the acquisition of ISL International, Inc. ("ISL"), an IT services company headquartered in Iselin, NJ. The purchase price includes $7.4 million paid in cash ($5.9 charged was drawn down on acquisition line and $1.5 charged to the revolving credit facility), plus a multi-year contingent payout based on the future earnings of ISL. ISL has provided services to a wide range of companies in the metropolitan New York area since 1978. It generates approximately $20 million in annual revenues through a staff of approximately 150 consultants.

     In connection with these 1998 acquisitions, the Company acquired substantially all of the operating assets and assumed certain liabilities of the acquired businesses. The transactions were recorded using the purchase method of accounting. Excess cost over net assets of businesses acquired has been recorded as goodwill and is being amortized over forty years. Sales included in the Company's financial statements from the businesses acquired for the year ended December 31, 1998 were $39.2 million. In 1999, the Company estimates payments of approximately $4.3 million in conjunction with contingent earn-out provisions of businesses acquired in 1997 and 1998.

     The Company continues to review potential acquisition candidates in the information technology and telecommunications service industries. There are no acquisition transactions currently pending.

YEAR 2000 COMPLIANCE

Description:

     At midnight on December 31, 1999, many computer systems may not be able to distinguish the Year 2000 from the Year 1900. This is because computer software has, until recently, been written utilizing two digits rather than four to express years. This programming flaw may debilitate computer systems worldwide, because date-sensitive applications may recognize the Year 2000 as 1900, or not at all. This may cause miscalculations or system failures. This situation has become known as the Y2K problem, or the Millennium Bug.

Compliance:

     The Company has established a Y2K Oversight Committee to ensure compliance of all internal systems.

     Beginning in 1995, the Company began the strategic process of upgrading and replacing all of its financial systems. The new systems are all Y2K-compliant, server driven operating systems. With regard to computerized systems, the Company has nearly completed its Y2K compliance, and is currently testing its ability to correctly identify and process the Year 2000. This process is expected to be complete by the end of the second quarter of 1999. All desktop and laptop computers have been, or are in the process of being checked for Y2K readiness. Computers that are not compliant are being replaced. This process will be completed in the second quarter of 1999. All PC operating systems are being upgraded. All telecommunications and PBX systems have been evaluated and are expected to be compliant in early 1999. All building systems (e.g., elevators, HVAC) were also reviewed. The majority of these systems are day-dependent, not date-dependent, so they should not be impacted by Y2K. The Company has been contacting major clients and vendors to evaluate their Y2K compliance plans and readiness, to determine whether a Y2K event will have a significant impact on the Company.

Costs:

  Due to the scheduled conversion of the Company's financial systems there are no specific Y2K costs related to those areas. The costs incurred to date to upgrade non-compliant PCs is approximately $137,000, of which $24,000 has been expensed and $113,000 has been recorded to property and equipment. The estimated cost to complete the PC upgrade is approximately $50,000. The cost to upgrade or replace non-compliant telecommunication systems to date has been approximately $28,000.

Worst-Case Scenarios:

     The following worst-case scenarios could have an impact on the Company if they were to occur: The Company could be negatively impacted if several of its larger clients were affected by either their inability to retain contract employees supplied by the Company or by their inability to process payables promptly. This may become a benefit to the Company because it has the ability to provide Y2K solutions to the affected customers. The Company would incur additional financing costs during any extended receivable period. The Company could also be adversely affected if financial institutions were unable to wire payroll funds. Such an occurrence would require the Company to issue paper checks which may not be well received by its contract employees.

Contingency Planning:

     The Company has developed a contingency plan that would enable it to print checks manually and mail them to all employees in the event of a bank problem. Appropriate contingency plans are being developed to deal with potential client or vendor Y2K events.

Summary:

     Based on the activities reviewed above, the Company expects all internal systems to be Y2K compliant by June 30, 1999. The Company does not believe that the Y2K issues will have a material adverse effect on its financial condition or results of operations. It is anticipated that the Y2K issue is not substantial with respect to the Company's property and equipment, though the Company is continuing to assess and modify computer systems, facilities and business processes to provide for their continuing functionality.

RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". This standard shall be effective for all fiscal quarters of all fiscal years beginning after June 15, 1999. The Company is currently evaluating the impact, if any, of this standard on its financial reporting.

     Information contained in this Management's Discussion and Analysis of Results of Operations and Financial Condition, other than historical information, may be considered forward-looking in nature. As such, it is based upon certain assumptions and is subject to various risks and uncertainties, which may not be controllable by the Company. To the extent that these assumptions prove to be incorrect, or should any of these risks or uncertainties materialize, the actual results may vary materially from those which were anticipated.

BUTLER INTERNATIONAL, INC.
CONSOLIDATED BALANCE SHEETS

(in thousands except share data)

                                                                                       December 31,
                                                                             ---------------------------------
                                                                                 1998               1997
                                                                             -------------      --------------
ASSETS
   Current assets:
         Cash                                                                       $ 910               $ 914
         Accounts receivable, net of allowance for
            uncollectible accounts of $3,309 and $1,465                            65,349              54,827
         Inventories                                                                  441               2,196
         Other current assets                                                       6,193               4,687
                                                                             -------------      --------------

                Total current assets                                               72,893              62,624

     Property and equipment, net                                                   16,527              15,613
     Other assets                                                                   2,711               1,907
     Excess cost over net assets of businesses
         acquired, net of accumulated amortization
         of $10,805 and $9,004                                                     57,981              24,572
                                                                             -------------      --------------

                Total assets                                                    $ 150,112           $ 104,716
                                                                             =============      ==============

LIABILITIES AND STOCKHOLDERS' EQUITY
     Current liabilities:
         Accounts payable and accrued liabilities                                $ 30,163            $ 28,153
         Current portion of long-term debt                                          5,895                 920
                                                                             -------------      --------------

                Total current liabilities                                          36,058              29,073
                                                                             -------------      --------------

     Revolving credit facility                                                     27,251              20,985
     Other long-term debt                                                          27,684               6,517
     Other long-term liabilities                                                    3,920               3,052

     Commitments and contingencies

     Stockholders' equity:
         Preferred stock:  par value $.001 per share, authorized
            5,000,000:  Series B  7% Cumulative Convertible
            Preferred Shares, authorized 3,500,000;  issued
            3,014,564 in 1998 and 2,814,133 in 1997 (Aggregate
            liquidation preference $3,015 in 1998 and $2,814 in 1997)                   3                   3
         Common stock:  par value $.001 per share,
            authorized 83,333,333; issued 6,506,043 in 1998
            and 6,380,023 in 1997                                                       7                   6
         Additional paid-in capital                                                95,244              94,710
         Accumulated deficit                                                      (39,922)            (49,566)
         Cumulative foreign currency translation adjustment                          (133)                (64)
                                                                             -------------      --------------

                Total stockholders' equity                                         55,199              45,089
                                                                             -------------      --------------

                Total liabilities and
                   stockholders' equity                                         $ 150,112           $ 104,716
                                                                             =============      ==============

The accompanying notes are an integral part of these consolidated financial statements.

BUTLER INTERNATIONAL, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands except per share data)


                                                                          Year Ended December 31,
                                                            --------------------------------------------------
                                                                1998              1997               1996
                                                            -------------      ------------      -------------

Net sales                                                      $ 444,146         $ 424,964          $ 409,353
Cost of sales                                                    358,254           357,852            349,762
                                                            -------------      ------------      -------------

     Gross margin                                                 85,892            67,112             59,591

Depreciation and amortization                                      4,278             2,881              3,001
Selling, general and administrative expenses                      62,872            52,142             45,991
                                                            -------------      ------------      -------------

     Operating income                                             18,742            12,089             10,599

Interest expense                                                  (4,717)           (4,168)            (5,215)
                                                            -------------      ------------      -------------

     Income before income taxes                                   14,025             7,921              5,384

Income tax expense (benefit)                                       4,181              (812)               593
                                                            -------------      ------------      -------------

     Net income                                                $   9,844         $   8,733          $   4,791
                                                            =============      ============      =============

Net income per share:
     Basic                                                     $    1.49         $    1.37          $    0.76
     Diluted                                                   $    1.26         $    1.16          $    0.67

Average number of common shares and dilutive
   common share equivalents outstanding
     Basic                                                         6,454             6,253              6,087
     Diluted                                                       7,794             7,511              7,166




The accompanying notes are an integral part of these consolidated financial statements.

BUTLER INTERNATIONAL, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

                                                                               Year Ended December 31,
                                                                 --------------------------------------------------
                                                                    1998               1997               1996
                                                                 ------------       ------------       ------------

CASH FLOWS FROM OPERATING ACTIVITIES:
     Net income                                                     $  9,844           $  8,733           $  4,791
     Adjustments to reconcile net income to net
         cash provided by operating activities:
            Depreciation and excess purchase
              price amortization                                       4,278              2,881              3,001
            Amortization of deferred financing
              and employee stock purchase
              plan loans                                                 106                 82                681
            Foreign currency translation                                 (69)               (73)               116
     (Increase) decrease in assets,
         increase (decrease) in liabilities:
            Accounts receivable                                      (10,522)             1,444              8,242
            Inventories                                                1,755                 96             (1,931)
            Other current assets                                      (1,506)            (3,524)               824
            Other assets                                                (910)              (851)            (1,166)
            Current liabilities                                        2,057              7,097             (8,420)
            Other long term liabilities                                  868               (296)              (329)
                                                                 ------------       ------------       ------------

     Net cash provided by operating activities                         5,901             15,589              5,809
                                                                 ------------       ------------       ------------

CASH FLOWS FROM INVESTING ACTIVITIES:
     Capital expenditures                                             (3,391)            (2,989)            (1,399)
     Cost of businesses acquired                                     (35,210)            (1,990)              (512)
     Expenses paid in conjunction with
         discontinued operations                                         (47)               (89)              (117)
     Proceeds from sale of certain UK operations                       -                  -                  5,454
                                                                 ------------       ------------       ------------

     Net cash (used in) provided by investing activities             (38,648)            (5,068)             3,426
                                                                 ------------       ------------       ------------

CASH FLOWS FROM FINANCING ACTIVITIES:
     Net borrowings (payments) under
         financing agreements                                         32,408            (10,667)           (10,650)
     Net proceeds from the exercise of
         common stock warrants and options                               359                831                709
     Repurchase common stock                                             (24)             -                   (162)
                                                                 ------------       ------------       ------------

     Net cash provided by (used in) financing activities              32,743             (9,836)           (10,103)
                                                                 ------------       ------------       ------------

     Net (decrease) increase in cash                                      (4)               685               (868)
     Cash at beginning of period                                         914                229              1,097
                                                                 ------------       ------------       ------------

     Cash at end of period                                          $    910           $    914           $    229
                                                                 ============       ============       ============

The accompanying notes are an intregal part of these consolidated financial statements.

BUTLER INTERNATIONAL, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(in thousands except share data)


                                                                                              CUMULATIVE
                                         SERIES B                             ADDITIONAL      FOREIGN                      TOTAL
                                     PREFERRED STOCK         COMMON STOCK     PAID-IN         EXCHANGE     ACCUMULATED STOCKHOLDERS'
                                   SHARES       AMOUNT   SHARES       AMOUNT  CAPITAL        ADJUSTMENT      DEFICIT      EQUITY

Balance at December 31, 1995      2,451,898     $ 2      5,993,783      $ 6     $ 92,882        $ (107)    $(62,727)     $ 30,056

Comprehensive income:
  Net income                          -         -           -           -          -            -             4,791         4,791
  Current Year Foreign Currency
     Adjustments                      -         -           -           -          -               116        -               116
                                                                                                                         --------
       Total comprehensive income                                                                                           4,907
                                                                                                                         --------
Forgive employee loans                -         -           -           -             69        -             -                69
Issuances of Common Stock             -         -          174,964      -            709        -             -               709
Repurchase and retire shares          -         -          (24,579)     -           (162)       -             -              (162)
Dividends Paid                      175,127       1         -           -            175        -              (176)            -
                                  ----------  ------   ------------  -------  -----------  ------------  -----------  ------------

Balance at December 31, 1996      2,627,025       3      6,144,168        6       93,673             9      (58,112)       35,579

Comprehensive income:
  Net income                          -         -           -           -          -            -             8,733         8,733
  Current Year Foreign Currency
     Adjustments                      -         -           -           -          -               (73)       -               (73)
                                                                                                                         --------
      Total comprehensive income                                                                                            8,660
                                                                                                                         --------
Forgive employee loans                -         -           -           -             19        -             -                19
Loans issued for exercise
   of options                         -         -           -           -           (196)       -             -              (196)
Issuances of Common Stock             -         -          235,855      -          1,027        -             -             1,027
Dividends Paid                      187,108     -           -           -            187        -              (187)            -
                                  ----------  ------   ------------  -------  -----------  ------------  -----------  ------------

Balance at December 31, 1997      2,814,133       3      6,380,023        6       94,710           (64)     (49,566)       45,089

Comprehensive income:
  Net income                          -         -           -           -          -            -             9,844         9,844
  Current Year Foreign Currency
     Adjustments                      -         -           -           -          -               (69)       -               (69)
                                                                                                                         --------
      Total comprehensive income                                                                                            9,775
                                                                                                                         --------
Repurchase and retire shares          -         -           (2,146)     -            (24)       -             -               (24)
Loans issued for exercise
   of options                         -         -           -           -           (349)       -             -              (349)
Issuances of Common Stock             -         -          128,166        1          707        -             -               708
Dividends Paid                      200,431     -           -           -            200        -              (200)            -
                                  ----------  ------   ------------  -------  -----------  ------------  -----------  ------------

Balance at December 31, 1998      3,014,564     $ 3      6,506,043      $ 7     $ 95,244        $ (133)    $(39,922)     $ 55,199
                                  ==========  ======   ============  =======  ===========  ============  ===========  ============


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

Business

  The Company is a leading provider of strategic outsourcing, project management and staff augmentation services. These services are provided through four ISO 9002 certified business segments, Technology Solutions, Telecom Services, Fleet Services and the Technical Group.

  Technology Solutions provides a complete and broad range of information technology ("IT") expertise. Utilizing established resources, technology practice areas, quality systems and its award winning proprietary Butler Recruiting and Sales System (BRASS) database, it provides customers with the best possible solutions to meet and exceed their IT objectives.

  Telecom Services provides technical personnel and management services to communications companies worldwide. Services range from basic copper and voice networks to the latest optical fiber and broadband technologies. It also offers customers extensive central office, CATV, wireless and cellular services. Training, orientation and skills upgrading is provided to meet the individual needs of each customer. Additionally, Telecom Services specializes in CAD and manual record conversions, averaging over 350,000 drawings per year.

  Fleet Services provides customized fleet operations services to major ground fleet-holders nationwide. Services range from vehicle maintenance to total fleet management services.

  The Technical Group provides skilled technical and engineering personnel, project management as well as total outsourcing solutions. Serving a wide range of industries from aerospace to pharmaceuticals to energy and electronics, the Company offers client companies candidates in approximately 2,000 job classifications including engineers, designers and technical writers.

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

Property and Equipment

  Property and equipment are recorded at cost, which, for assets acquired through the Company's corporate acquisitions, represents the fair value at date of acquisition. Depreciation is provided on a straight-line basis over the estimated useful lives of the assets, which generally range between one and ten years except for the Company's headquarters building which has a thirty year life.

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

Fair Value of Financial Instruments

  The carrying amount of cash, accounts receivable, accounts payable and accrued expenses approximates fair value because of the short term maturity of these instruments. The carrying amount of current and long-term debt approximates fair values based on the fact that the related interest rates fluctuate with market rates.

Revenue Recognition

  The Company's net sales relate to net service revenues of its wholly-owned subsidiaries. Service revenues are recognized upon performance of such services at amounts expected to be ultimately realized.

Inventory

Inventory is valued at the lower of cost or market. Cost is determined by using an average cost per unit.

Foreign Currency Translation

  For foreign operations, the assets and liabilities are translated at the current exchange rates, while income and expenses are translated at the average exchange rates for the period. Resulting translation gains and losses are reported as a component of comprehensive income.

Earnings Per Common Share

  The following table represents the computation of basic and diluted earnings per common share as required by SFAS No. 128 (in thousands, except per share data).

                               1998    1997    1996
                             ------  ------  ------
Basic Earnings per Share:

Income available to
  common shareholders        $9,644  $8,546  $4,615
                             ------  ------  ------

Weighted average common
  shares outstanding          6,454   6,253   6,087
                             ------  ------  ------

Basic earnings per
  common share               $ 1.49  $ 1.37  $  .76
                             ======  ======  ======

Diluted Earnings per Share:

Income available to
  common shareholders
  assuming conversion          $9,844  $8,733  $4,791
                               ------  ------  ------

Weighted average common
  shares outstanding            6,454   6,253   6,087

Common stock equivalents          524     456     330

Assumed conversion of
  preferred stock                 816     802     749
                               ------  ------  ------

Total weighted average
  common shares                 7,794   7,511   7,166
                               ------  ------  ------

Diluted earnings per
  common share                 $ 1.26  $ 1.16  $ 0.67
                               ======  ======  ======


NOTE 2 - PROPERTY AND EQUIPMENT:

Property and equipment is summarized as follows (in thousands):

                                      1998       1997
                                  ---------  ---------
Land                              $  5,662   $  5,662
Buildings                            4,168      4,168
Motor vehicles and equipment         7,750      7,123
Computer hardware and software      12,378     10,269
Leasehold improvements               2,011      1,716
                                  --------   --------
                                    31,969     28,938
Less accumulated depreciation      (15,442)   (13,325)
                                  --------   --------
Property and equipment, net       $ 16,527   $ 15,613
                                  ========   ========

  Depreciation expense for the years ended December 31, 1998, 1997, and 1996 was $2,477, $1,721, and $1,944, respectively.


NOTE 3 - CURRENT LIABILITIES:

Accounts payable and accrued liabilities are summarized as follows (in thousands):

                                    1998     1997
                                 -------  -------

Insurance-related payables       $ 7,313  $ 5,029
Accounts payable                   5,677    7,146
Accrued compensation               3,893    3,656
Taxes other than income taxes      3,610    2,967
Accrued pension and 401(k)
  contributions                    3,075    2,378
Income taxes payable               1,021      948
Deferred compensation                416      546
Accrued acquisition payouts          455      600
Other                              4,703    4,883
                                 -------  -------
Accounts payable and
  accrued liabilities            $30,163  $28,153
                                 =======  =======

NOTE 4 - LONG-TERM DEBT:

Long-term debt is summarized as follows (in thousands):

                                            1998      1997
                                         -------   -------

Credit Facility, due July, 2001          $27,251   $20,985
Acquisition Facility, due, July, 2002     25,436         0
UK Credit Facility                         1,598       611
Notes payable related to headquarters
 facility                                  6,545     6,826
                                         -------   -------
                                          60,830    28,422
Less current portion                      (5,895)     (920)
                                         -------   -------
Long-term debt                           $54,935   $27,502
                                         =======   =======

Credit Facility

     The Company has a credit agreement with General Electric Capital Corporation ("GECC") which provides a revolving credit facility for loans up to $50.0 million, including $9.0 million for letters of credit, and an acquisition facility for up to $35.0 million. The Company has guaranteed all obligations incurred or created under the credit agreement. The Company is in compliance with the required affirmative and financial covenants.

     As of December 31, 1998, $27.3 million was outstanding under the revolving credit facility and an additional $5.5 million was used to collateralize letters of credit. The interest rate in effect at December 31, 1998, was 6.55% or 125 basis points above the 30 day commercial paper rate. The average interest rate during 1998 was 7.26%. Interest reductions are available based upon the Company achieving certain financial results.

     At December 31, 1998, $25.4 million was outstanding under the acquisition facility with an effective interest rate of 7.8%, or 250 basis points above the 30 day commercial paper rate. The average interest rate in 1998 was 8.25%.

U.K. Credit Facility

     The Company's U.K. operation has a credit facility with TSB Commercial Finance Ltd. which provides up to (Pounds)1.5 million in loans. The total amount of loans outstanding under this facility may not exceed 80% of eligible receivables. The interest rate chargeable to the Company is currently 8%. The balance outstanding as of December 31, 1998 was (Pounds)955,647 or approximately $1.6 million.

Facility Mortgage

     The Company issued an unsecured promissory note in the amount of $510,000 payable to North American Investment Realty of New Jersey, Inc. with an interest rate of 9 7/8% per annum. Principal payments were made in 1994 through 1996 bringing the balance down to $127,000. In 1996, the Company exercised its options to extend the term of the note for a period not to exceed three years.

     The Company has a seven year mortgage for its corporate office facility. The mortgage consists of a $6.4 million loan, that is repayable based on a 15 year amortization schedule and a $375,000 loan that is repayable based on a 4 year schedule. The variable interest rate on these loans is one month Libor plus 225 basis points. The outstanding balance of the loans was $6.4 million at December 31, 1998.

  The Company entered into an interest rate swap arrangement with its mortgage holder on its $6.75 million mortgage notes. The Company makes monthly interest payments at the fixed rates of 8.6% and 8.42% on the $6.4 million loan and the $375,000 loan, respectively. The Company receives payments based upon Libor plus 225 basis points. In 1998, the net loss from the exchange of interest rate payments was approximately $6,600 and was included in interest expense. The fair value of the Company's interest rate swap agreement as of December 31, 1998, would require a payment by the Company of approximately $331,000 if the agreement were terminated. The Company does not anticipate terminating the interest rate swap agreement prior to its current expiration date of November 1, 2004.


NOTE 5 - COMMON STOCK:

     In 1998, 1997 and 1996, the Company received proceeds of $298,400, $561,704 and $618,588, respectively, from the exercise of 80,000, 155,008 and 143,714 common stock purchase warrants. At December 31, 1998, the Company had 65,000 common stock purchase warrants outstanding with exercise prices ranging from $3.62 to $6.00 per share and expiration dates from April, 2000 to July, 2003.

     The Company received proceeds of $293,799, $465,598 and $123,750 in 1998, 1997 and 1996, respectively, from the exercise of 48,166, 80,847 and 37,500 options granted under various stock option plans.

NOTE 6 - CUMULATIVE CONVERTIBLE PREFERRED STOCK:

     The Company's Series B Cumulative Convertible Preferred Stock ("Series B Preferred Shares") accrues dividends at the rate of 7% per annum, based upon a liquidation value of $1.00 per share, payable in cash or in-kind at the option of the holder. In 1998, 1997 and 1996, dividends in-kind amounting to $200,431, $187,108, and $175,127, respectively, were paid to the holders of Series B Preferred Shares. Series B Preferred Shares are convertible at a ratio of one Series B Preferred Share to .285 Common Shares.


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

  The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and other related interpretations in accounting for its stock option plans. No compensation expense has been recognized for these plans. Had compensation cost been determined based upon the fair value at grant date consistent with the accounting methodology prescribed under Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock Based Compensation", the Company's net income would have been reduced by approximately $512,000, $421,000 and $311,000 for 1998, 1997 and 1996, respectively. Basic earnings per share would have been reduced by approximately $.08, $.07, and $.05 for 1998, 1997 and 1996, respectively. Diluted earnings per share would have been reduced by $.07 for 1998, $.06 for 1997 and $.04 for 1996. The weighted average fair value of options granted during 1998, 1997 and 1996 are estimated to be $11.53, $5.13 and $3.71, respectively, on the date of grant using the Black-Scholes option-pricing model with the following assumptions for 1998, 1997 and 1996, respectively: volatility of 45%, 35%, and 43%; risk free interest rates of 5.33%, 6.43%, and 6.76%; assumed forfeiture rates of 14.8%, 15.8% and 13.2%; and, expected lives of 6.70,
6.72 and 6.76 years for 1998, 1997 and 1996, respectively.

Changes in stock options outstanding are as follows:

                          1998            1997            1996
                     -------------   -------------   --------------
                              Avg.            Avg.            Avg.
                     Shares  Price   Shares  Price   Shares  Price
                     ------  -----   ------  -----   ------  -----
Outstanding balance
 at beginning of
 year                682,066  $6.79  694,913 $5.95  582,246  $5.09
Granted               70,500  25.02   88,000 12.50  195,000   7.74
Exercised            (48,166)  6.10  (80,847) 5.76  (37,500)  3.30
Canceled              (3,000)  9.63  (20,000) 7.00  (44,833)  4.85
                     -------         -------        -------
Outstanding at
 end of year         701,400  $8.66  682,066 $6.79  694,913  $5.95
                     =======         =======        =======
Options exercisable
 at end of year      584,484  $8.10  501,316 $6.20  483,000  $5.62
                     =======         =======        =======


The following table summarizes information about stock options at December 31, 1998:


                   Options Outstanding                Options Exercisable
               ---------------------------------   -----------------------
                            Weighted    Weighted                  Weighted
Range of                    average     average      Number       average
Exercise       Outstanding  remaining   exercise   exercisable    exercise
Prices         at 12/31/98    life       Price     at 12/31/98     Price
-------------  -----------  ----------  --------   -----------    --------
$3.13 - $7.00      342,000   4.3 years    $4.78        328,250       $4.77
 7.13 - 10.02      215,900   7.3 years    $7.97        151,900       $8.08
11.00 - 26.50      143,500   9.1 years   $18.91        104,334      $18.60
               -----------                         -----------
Total              701,400   6.2 years    $8.66        584,484       $8.10
               ===========                         ===========

     During 1998, the Company purchased 6,986 shares of its common stock on the open market and awarded such shares to certain employees in conjunction with their employment agreements. These awards have a vesting period of approximately two to four years. Compensation expense is being recorded over the vesting period. The expense recorded in 1998 was approximately $22,000.


NOTE 8 - EMPLOYEE STOCK PURCHASE PLAN:

     The Butler International, Inc. 1990 Employee Stock Purchase Plan (the "Plan") made available $2.5 million for loans to officers, directors, and other key employees to purchase Company stock. Except for the loans to outside directors, the Company, subject to the Plan provisions, may reduce the amount due with respect to each loan by twenty-five percent of the original principal balance on successive anniversary dates of the loan, provided that the employee remains employed by the Company or one of its subsidiaries on such anniversary dates, or has not terminated his employment for other than a reason permitted by the Plan. The shares acquired by the outside directors pursuant to the Plan were subject to forfeiture ratably under certain conditions. During 1997 and 1996, plan loans totaling $18,734 and $68,726, respectively, previously granted to employees who have been terminated, were forgiven and charged to expense. No loans were forgiven during 1998.

NOTE 9 - EMPLOYEE BENEFIT PLANS:

Defined Benefit Plan

     The Company has a defined benefit pension plan ("DBP"). Benefits under the DBP are determined based on earnings and period of service. The Company funds the DBP in accordance with the minimum funding requirements of the Employees Retirement Income Security Act of 1974. Benefits payable under the plan are reduced by a participant's Employee Stock Option Plan ("ESOP") credits.

     Effective June 1997, retroactive to December 31, 1996, the Company froze future benefit accruals under the DBP and ESOP and approved a matching program under its 401(k) plan, in lieu of benefits which said participants would otherwise have accrued under the DBP. The effect of freezing the DBP resulted in a gain, which was not material.

Change in pension benefit obligation (in thousands):

                                                                1998      1997
                                                             -------   -------
Benefit obligations at
 beginning of year                                           $ 1,907   $ 2,924
Interest cost                                                    128       212
Change in assumptions                                              -    (1,115)
Benefits paid                                                    (13)     (114)
                                                             -------   -------
Benefit obligation at
 end of year                                                   2,022     1,907
                                                             -------   -------

Change in plan assets (in thousands):

Fair value of plan assets
 beginning of year                                             3,225     2,891
Return on plan assets                                            289       475
Plan expenses                                                      -       (27)
Benefits paid                                                    (13)     (114)
                                                             -------   -------
Fair value of plan assets at
 end of year                                                   3,501     3,225
                                                             -------   -------

Funded status                                                  1,479     1,318
Unrecognized net gain                                         (1,263)   (1,330)
                                                             -------   -------
Prepaid (accrued) benefit cost                               $   216   $   (12)
                                                             =======   =======

Assumptions used in determining net pension expense were:

                                                                1998      1997    1996
                                                             -------   -------   -----
Discount rate                                                   6.75%     7.25%   7.25%
Rates of increase in
 compensation levels                                             N/A       N/A    4.00%
Expected long-term rate
 of return on assets                                            9.00%     9.00%   9.00%

Components of net periodic benefit cost (in thousands):

                                                                1998      1997    1996
                                                             -------   -------   -----

Service cost                                                    $ -       $ -    $ 432
Interest cost                                                    128       212     250
Return on assets                                                (290)     (233)   (194)
Recognized net actuarial gain                                    (67)        -      99
                                                             -------   -------   -----

Net periodic benefit cost                                    $  (229)  $   (21)  $ 587
                                                             =======   =======   =====

     At December 31, 1998, approximately 38% of plan ass ets were held in fixed income investments and 62% in equity investments compared to 25% in fixed investments and 75% in equity investments at December 31, 1997.

Postemployment and Postretirement Benefits

     The Company currently does not provide postemployment and postretirement benefits other than pensions.

401(K) Plan

     The Company provides a 401(k) savings plan. Effective December 31, 1996, the Company froze its DBP and ESOP and approved a matching program under the 401(k) plan. The Company made matching contributions of approximately $357,000 and $315,000 in 1998 and 1997, respectively. No contributions were made to the plan in 1996.

NOTE 10 - INCOME TAXES:

          The components of income tax expense (benefit) were as follows (in thousands):

                                  1998    1997    1996
                                ------  ------   -----
Current taxes:
          Federal               $ 3,387  $  234   $   130
          State                   1,502     913       463
          Foreign                     -       -         -
                                -------  ------   -------
       Total Current              4,889   1,147       593

Deferred tax benefit              (708)  (1,959)        -
                                -------  ------   -------
Total income tax
 expense (benefit)              $ 4,181  $ (812)  $   593
                                =======  ======   =======

     Significant components of the Company's deferred tax assets as of December 31, 1998 and 1997 are as follows (in thousands):

Current Deferred Tax Assets:              1998       1997
                                       -------   --------

Reserves for doubtful accounts         $   356   $    461
Accruals not currently deductible        3,152      2,477
Net operating loss carryforwards         1,369      3,166
Tax credit carryforwards                     0        968
Other                                    2,059      1,375
Valuation allowance                     (1,369)   ( 4,588)
                                       -------   --------
Net current deferred tax asset
 (included in other current assets)    $ 5,567   $  3,859
                                       =======   ========

     As of December 31, 1997, the Company believed that it was more likely than not that a portion of the U.S. net operating loss and other carryforwards would be realized. Therefore, the estimated future tax benefit of carryforwards as reflected in the Company's December 31, 1997 deferred tax assets of $8.4 million was partially recognized. By December 31, 1998, the Company has had three consecutive years of financial profitability and has substantially realized the benefits of the U.S. operating loss and other carryforwards. As the Company now believes that it is more likely than not that most of the December 31, 1998 deferred assets will be realized, the valuation allowance has been further reduced and income tax benefits have been recorded for these changes.

     U.K. net operating loss carryforwards of approximately $4.5 million from 1996 and 1995 are available to reduce future U.K. taxable income. U.K.

tax law provides an unlimited life for net operating loss carryforwards. However, the benefit of the U.K. net operating losses have not been recognized for financial reporting purposes because realization is not currently believed to be likely in the foreseeable future.

     A reconciliation between the income tax expense (benefit) computed by applying the federal statutory rate to income from operations before income taxes to the actual expense (benefit) is as follows (in thousands):

                                     1998      1997      1996
                                  -------   -------   -------

Income tax expense at
 statutory rate                   $ 4,909   $ 2,693   $ 1,831
Amortization of excess of
 cost over net assets of
 businesses acquired                  294       227       214
Utilization of net operating
 loss and credit carryforwards     (2,067)   (2,960)   (2,025)
Net changes in deferred taxes,
 including reduction in
 valuation allowance                 (708)   (1,959)        -
State income tax expense, net
 of federal tax benefit             1,472       895       454
Other, including foreign rate
 differential                         281       292       119
                                  -------   -------   -------
Provision (benefit)
 for income taxes                 $ 4,181   $  (812)  $   593
                                  =======   =======   =======


NOTE 11 - COMMITMENTS AND CONTINGENCIES:

     The Company has operating leases for office space and various computer equipment. Estimated minimum future rental commitments under non-cancelable leases at December 31, 1998 are as follows (in thousands):

                        1999          $4,254
                        2000           1,887
                        2001             967
                        2002             466
                        2003             152
                        Thereafter         0
                                      ------
                        Total         $7,726
                                      ======

     Substantially all of the leases provide for increases based upon use of utilities and lessors' operating expenses. Net rent expense for the years ended December 31, 1998, 1997 and 1996 was approximately $4.5 million, $4.0 million and $3.9 million, respectively.

     In 1995, the Company filed a complaint against CIGNA Property and Casualty Insurance Company regarding CIGNA's and other defendants' acts and omissions in the processing, handling and investigation of claims against the Company under general liability and workmen's compensation insurance contracts. In 1997, the Company entered into an agreement with CIGNA which, in the absence of a settlement, would result in the respective parties undertaking binding arbitration in late 1998. In accordance with the terms of the agreement the Company paid $2.1 million to CIGNA. In August 1998, the Company exercised its option to settle the remaining disputed amounts with CIGNA for $1.5 million plus interest of $255,000. This settlement had no impact on current year operating results.

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


NOTE 12 - RELATED PARTY TRANSACTIONS:

     Under various approved stockholder option plans and other stock purchase agreements, certain directors have executed primarily non-interest bearing notes payable to the Company to purchase common stock. As of December 31, 1998, approximately $2.9 million was outstanding under such notes, which included notes totaling $349,279 executed by two non-employee directors in 1998 for the purchase 88,333 shares of the Company's common stock.

     During 1998, 1997 and 1996, the Company paid or accrued $732,000, $745,000 and $519,000, respectively, in fees and expenses to McBreen, McBreen & Kopko, its outside counsel.


NOTE 13 - SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

     During 1998, 1997 and 1996, the Company received approximately $11,000, $168,000 and $62,000, respectively, in federal, state and foreign income tax refunds.

     Cash paid for interest and federal, state and foreign income taxes for the years ended December 31, 1998, 1997 and 1996 is as follows (in thousands):

                       1998    1997    1996
                     ------  ------  ------

     Interest        $3,868  $3,635  $4,767
     Income taxes    $4,757    $719    $144

NOTE 14 - SEGMENTS:

Sales and operating profits by segment (in thousands):

Sales:
                          1998       1997       1996
                        ---------  ---------  ---------
Technology Solutions    $ 85,029   $ 36,361   $ 31,293
Telecom Services          79,654     68,908     60,349
Fleet Services            61,735     73,072     60,054
Technical Group          217,728    246,623    257,657
                        --------   --------   --------
Consolidated total      $444,146   $424,964   $409,353
                        ========   ========   ========

Operating Profits:
                          1998       1997       1996
                        --------   --------   --------
Technology Solutions    $ 10,011   $  4,253   $  3,705
Telecom Services          12,917     10,221      7,529
Fleet Services             3,245        818        326
Technical Group           12,918     13,371     13,045
Unallocated amounts      (20,349)   (16,574)   (14,006)
                        --------   --------   --------
Consolidated total      $ 18,742   $ 12,089   $ 10,599
                        ========   ========   ========

     The Company primarily operates in the United States. The Technical Group operations does include the results of its United Kingdom ("UK") subsidiary. Net sales from the UK operation were $16.1 million, $11.9 million and $21.3 million in 1998, 1997 and 1996, respectively. Operating profits (loss) from the UK subsidiary were $506,000, $331,000 and ($793,000) in 1998, 1997 and 1996,
respectively.

     The Company provides services to over 1,600 clients. In 1998 one client accounted for 11.7% of the Company's net sales. This client, which is included in the Technical Group segment, accounted for approximately 13.0% of net sales in 1997 and 6.4% of net sales in 1996.

     The Company's assets are reviewed by management on a consolidated basis because it is not meaningful to allocate assets to the various segments.

     Unallocated amounts of operating profits consist of corporate expenses, certain general and administrative expenses from field operations and goodwill amortization.


NOTE 15 - ACQUISITIONS:

     On March 3, 1998, the Company acquired the operations of Argos Adriatic Corporation ("Argos"), a Silicon Valley information technology ("IT") company headquartered in Fremont, CA. The purchase price includes $5.1 million paid in cash ($4.1 million charged against the Company's acquisition line and $1.0 million against the revolving credit facility), plus a contingent payout to be paid over three years based on the future earnings of Argos in excess of certain annual thresholds. Argos provides a variety of IT support services to a wide range of clients in Northern California, and generates approximately $10 million in annual revenues with a staff of approximately 90 full-time employees.

     On April 1, 1998, the Company acquired the operations of Norwood Computer Services, Inc. ("Norwood") an IT services company headquartered in Hicksville, NY. The purchase price includes $8.4 million paid in cash ($6.7 million drawn down on the acquisition line and $1.7 charged to the revolving credit facility), plus a contingent payout of $1.3 million that was paid in March 1999. Norwood has been serving a wide range of mid-sized and Fortune 500 companies in the New York metropolitan area since 1978 and generates approximately $17 million in annual revenues through a staff of approximately 120 consultants.

     On June 2, 1998, the Company's Telecommunication Services operation acquired WCC Telephone Services, Inc. ("WCC") a California based telecommunications services company. WCC specializes in central office services for customers such as Pacific Bell and Northern Telecom. It generates annual sales of approximately $2 million. This business has been merged with the existing Butler Telecom business in Southern California. The purchase price includes $1.9 million paid in cash ($1.5 million drawn down on the acquisition line and $0.4 million charged to the revolving credit facility), plus a contingent payout based on the earnings of WCC for the next year.

     Also, on June 2, 1998, the Company's Technology Solutions operation acquired certain assets of the Reston, VA branch operations of Automated Concepts, Inc. This business generates annual sales of approximately $3 million. Employees and consultants of this operation have been merged with the existing Butler office in McLean, VA. The purchase price was $550,000 of which $440,000 was drawn down on the acquisition line and $110,000 was charged to the revolving credit facility plus a contingent payout based on earnings for one year.

     On July 1, 1998, the Company acquired Data Performance, Inc. ("DPI") a Chicago area IT services business. The purchase price was $10.3 million ($8.2 charged to the acquisition line and $2.1 charged against the revolving credit facility). DPI has provided a variety of IT support services to a wide range of customers in the Chicago marketplace for the past eleven years. Its offerings include contract programming, software consulting, IT staffing and

Year 2000 project work. DPI currently generates approximately $10 million in annual revenues through its staff of 80 consultants.

     On August 5, 1998, the Company completed the acquisition of ISL International, Inc. ("ISL"), an IT services company headquartered in Iselin, NJ. The purchase price includes $7.4 million paid in cash ($5.9 charged was drawn down on acquisition line and $1.5 charged to the revolving credit facility), plus a multi-year contingent payout based on the future earnings of ISL. ISL has provided services to a wide range of companies in the metropolitan New York area since 1978. It generates approximately $20 million in annual revenues through a staff of approximately 150 consultants.

     In connection with these 1998 acquisitions, the Company acquired substantially all of the operating assets and assumed certain liabilities of the acquired businesses. The transactions were recorded using the purchase method of accounting. Excess cost over net assets of businesses acquired has been recorded as goodwill and is being amortized over forty years. Sales included in the Company's financial statements from the businesses acquired for the year ended December 31, 1998 were $39.2 million.

     The accompanying consolidated statements of income reflect the operating results of the acquisitions since the effective date of their respective acquisitions. Pro forma unaudited results of the Company and the acquisitions for the years ended December 31, 1998 and 1997, assuming the acquisitions had been made as of January 1, 1998 and 1997, are summarized below (in thousands except per share amounts):

                                     1998      1997
                                   --------  --------
     Net sales                     $471,374  $476,172
     Pre-tax income                  14,938     8,073
     Net income                      10,485     8,862
     Diluted earnings per share       $1.35     $1.18

These pro forma results have been prepared for comparative purposes only and include certain adjustments such as goodwill amortization resulting from the acquisitions and increased interest expense on the acquisition related debt. They do not purport to be indicative of the results of operations which would have resulted had the combinations been in effect on January 1, 1998 and 1997 or of future results of operations of the consolidated entities.

NOTE 16 - INTERIM FINANCIAL INFORMATION:
(in thousands, except per share data) (unaudited)

1998 QUARTERS        FIRST     SECOND    THIRD     FOURTH

Operations:
Net Sales           $106,723  $112,948  $112,755  $111,720
Gross Margin          18,208    20,962    22,644    24,078
Net income             1,229     2,709     2,909     2,997
                    ========  ========  ========  ========

Per share data:
Basic earnings
  per share         $   0.18  $   0.41  $   0.44  $   0.45
                    ========  ========  ========  ========
Diluted earnings
  per share         $   0.16  $   0.35  $   0.37  $   0.38
                    ========  ========  ========  ========


1997 QUARTERS       FIRST     SECOND    THIRD     FOURTH

Operations:
Net Sales           $104,697  $108,419  $106,465  $105,383
Gross margin          15,584    16,557    17,178    17,793
Net income               841     1,803     2,098  3,991 (a)
                    ========  ========  ========  ========

Per share data:
Basic earnings
per share           $   0.13  $   0.29  $   0.32  $   0.62
                    ========  ========  ========  ========
Diluted earnings
per share           $   0.11  $   0.24  $   0.28  $   0.52
                    ========  ========  ========  ========


(a) Includes a tax benefit of $1,959.

INDEPENDENT AUDITORS' REPORT


The Board of Directors and Stockholders of Butler International, Inc.:

We have audited the accompanying consolidated balance sheets of Butler International, Inc. as of December 31, 1998 and December 31, 1997, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Butler International, Inc. as of December 31, 1998 and December 31, 1997, and the results of their operations and cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.



/s/Deloitte & Touche LLP
------------------------
Parsippany, New Jersey
February 26, 1999

SELECTED CONSOLIDATED FINANCIAL INFORMATION:
(in thousands, except per share data) (unaudited)

                                    1998      1997      1996        1995       1994
                                --------  --------  --------  ----------   --------
Operations Data:
Net sales                       $444,146  $424,964  $409,353    $433,564   $393,250
Gross margin                    $ 85,892  $ 67,112  $ 59,591    $ 56,495   $ 53,617
Net income (loss)               $  9,844  $  8,733a $  4,791  $ (7,914)b   $  1,659

Per Share Data:
Net income (loss) per share:
  Basic                         $   1.49  $   1.37  $   0.76      $(1.36)  $   0.26
  Diluted                       $   1.26  $   1.16  $   0.67         N/A   $   0.25
Weighted average number of
 Shares outstanding:
  Basic                            6,454     6,253     6,087       5,943      5,430
  Diluted                          7,794     7,511     7,166         N/A      6,639

Balance Sheet Data:
Working capital                 $ 36,835  $ 33,551  $ 32,041    $ 34,103   $ 48,155
Total assets                    $150,112  $104,716  $ 99,180    $110,572   $107,810
Long-term debt                  $ 54,935  $ 27,502  $ 31,342    $ 40,480   $ 45,746
Total liabilities               $ 94,913  $ 59,627  $ 63,601    $ 80,516   $ 70,412
Stockholders'
 Equity                         $ 55,199  $ 45,089  $ 35,579    $ 30,056   $ 37,398

(a) 1997 includes a tax benefit of $1,959.
(b) 1995 includes $2,680 of non-recurring charges.


MARKET INFORMATION ON BUTLER'S COMMON STOCK:

     The Common Stock is quoted under the symbol "BUTL" and is listed on the NASDAQ National Market System. As of March 5, 1999, there were approximately 1,800 holders of record of Common Stock. Not reflected in the number of record holders are persons who beneficially own shares of Common Stock held in nominee or street name.

                                                      HIGH    LOW
          1997
            First Quarter                            $13.75  $10.00
            Second Quarter                            14.13    9.38
            Third Quarter                             17.25   11.50
            Fourth Quarter                            19.38   16.00

          1998
            First Quarter                            $22.88  $16.38
            Second Quarter                            27.38   21.13
            Third Quarter                             26.50   17.25
            Fourth Quarter                            26.50   15.00

          1999
            First Quarter (Through March 5, 1999)    $26.44  $19.13

     No cash dividends were declared on the Company's Common Stock during the years ended December 31, 1998 and 1997. The Company has no present intention of paying cash dividends during the year ending December 31, 1999.